FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: August 27, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Eldorado Gold Corporation, at Suite 920 – 1055 West Hastings Street, Vancouver, BC, V6E 2E9, Telephone: (604) 601-6655. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Eldorado Gold Corporation at the above mentioned address and telephone number.

The securities have not been and will not be registered under the U.S. Securities Act of 1933 (“1933 Act”). Accordingly, except as permitted under the Underwriting Agreement, these securities may not be offered or sold within the United States of America, or to, or for the account or benefit of a U.S. person as defined in Regulation S under the 1933 Act, and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution”.

Short Form Prospectus

New Issue	August 18, 2003

ELDORADO GOLD CORPORATION

Cdn$3.10 per Unit

20,000,000 UNITS
Cdn $62,000,000

This short form prospectus (the “prospectus”) qualifies the distribution of 20,000,000 units (“Units”) of Eldorado Gold Corporation (“Eldorado” or the “Company”) for distribution by the Underwriters. Each Unit consists of one common share (a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share at a price of Cdn$4.10 for a period of 12 months from the closing date of this offering. The distribution of the Common Shares and Warrants comprising the Units is qualified hereunder. See “Plan of Distribution”.

Canadian (Cdn)$(1)

	Price to Public	Commission to Underwriters	Net Proceeds to the Company(2)

Per Unit	Cdn$ 3.10	Cdn$ 0.124	Cdn$ 2.976
Total(3)	Cdn$62,000,000	Cdn$2,480,000	Cdn$59,520,000

(1)	The Company reports in United States dollars. Unless otherwise stated all references to “$” or dollar figures in this document are in United States dollars.

(2)

Before deduction of the legal, accounting and administrative expenses of this offering payable by the Company and estimated to be Cdn$350,000, which will be paid for by the proceeds from the sale of the Units. See “Use of Proceeds”.

(3)

The Company granted to the Underwriters an option (the “Underwriters’ Option”) to purchase up to an additional 5,000,000 Units at the offering price of Cdn$3.10 per Unit (the “Offering Price”), exercisable until 24 hours prior to the closing date of the offering. On August 18, 2003 the Company received formal notice from the Underwriters of the exercise of the Underwriters’ Option. Taking into account the exercise of the Underwriters’ Option, the total Price to the Public, Commission to Underwriters and Net Proceeds to the Company will be Cdn$77,500,000, Cdn$3,100,000 and Cdn$74,400,000, respectively. This prospectus qualifies the distribution of the additional Units (Common Shares and Warrants) issuable upon the exercise of the Underwriters’ Option. See “Plan of Distribution”.

The price of the Units was determined by negotiation between the Company and Orion Securities Inc., National Bank Financial Inc., Sprott Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Salman Partners Inc., Westwind Partners Inc. and Research Capital Corporation (the “Underwriters”).

We, the Underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by the Company and accepted by us in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”.

Subscriptions will be received subject to allotment in whole or in part and the right to close the subscription books at any time without notice. It is expected that definitive certificates evidencing the Common Shares and Warrants comprising the Units will be available for delivery at closing which is expected to occur on or about August 25, 2003 or such later date as the Company and the Underwriters may agree, but in any event not later than August 29, 2003 (the “Closing Date”). The Underwriters may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above that which might otherwise prevail in the open market. See “Plan of Distribution”. Certain legal matters relating to the Units will be passed upon by Fasken Martineau DuMoulin LLP, on behalf of Eldorado, and by Cassels Brock & Blackwell LLP, on behalf of the Underwriters.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELD” and the American Stock Exchange (the “AMEX”) under the symbol “EGO”. The closing price of the Common Shares on the TSX on August 5, 2003, the day prior to the pricing of the Units, was Cdn$3.01. The closing price of the Common Shares on the TSX on August 15, 2003 was Cdn$3.12. The TSX has conditionally approved the listing of the Common Shares distributed hereunder and the Common Shares issuable upon the exercise of the Warrants on the TSX. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before November 4, 2003. The Company has also applied to list the Common Shares distributed hereunder and the Common Shares issuable upon the exercise of the Warrants on the AMEX. Listing will be subject to the Company fulfilling all the listing requirements of the AMEX. There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under the prospectus.

An investment in the Units should be considered speculative due to the nature of the Company’s business. The risk factors outlined or incorporated by reference in this prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Units. See “Risk Factors”.

The Common Shares and Warrants offered hereby will be eligible for investment under certain statutes as described herein under “Eligibility for Investment”.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT	1	CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	13

DOCUMENTS INCORPORATED BY REFERENCE	2	USE OF PROCEEDS	14

FORWARD-LOOKING STATEMENTS AND RISK FACTORS	3	DESCRIPTION OF SECURITIES BEING OFFERED	14

CURRENCY AND EXCHANGE RATES	3	PRINCIPAL HOLDERS OF SECURITIES	16

THE COMPANY	4	AUDITORS, REGISTRAR AND TRANSFER AGENT	16

BUSINESS OF THE COMPANY	5	LEGAL MATTERS	16

RECENT DEVELOPMENTS	8	PURCHASERS' STATUTORY RIGHTS	17

RISK FACTORS	8	CERTIFICATE OF THE COMPANY	18

SELECTED CONSOLIDATED FINANCIAL INFORMATION	10	CERTIFICATE OF UNDERWRITERS	19

PLAN OF DISTRIBUTION	11

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and Cassels, Brock & Blackwell LLP, counsel to the Underwriters, having regard to legislation in force as of the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals and, in certain cases the filing of such policies, procedures or goals, the Common Shares and Warrants offered hereunder (in the case of the Insurance Act (Ontario), only the Common Shares offered hereunder) will not, as of the date of issuance, be precluded as investments under the following statues:

Insurance Companies Act (Canada)	Loan and Trust Corporations Act (Ontario)
Pension Benefits Standards Act (Canada)	Trustee Act (Ontario)
Trust and Loan Companies Act (Canada)	Insurance Act (Ontario)
Cooperative Credit Associations Act (Canada)	Trustee Act (Ontario)
Financial Institutions Act (British Columbia)	An Act respecting trust companies and savings
Pension Benefits Standards Act (British Columbia)	companies (Quebec) ( in respect of trust companies)
The Insurance Act (Manitoba)	and savings companies as defined therein,
The Trustee Act (Manitoba)	incorporated under the laws of the Province of
The Pension Benefits Act (Manitoba)	Quebec investing their own funds and funds received
Pension Benefits Act (Ontario)	as deposits)
Supplemental Pension Plans Act (Quebec)
An Act respecting insurance (Quebec) (in respect of
insurers as defined therein, incorporated under the
laws of the province of Quebec, other than a
guaranteed fund)

In the opinion of such counsel, as of the date hereof the Common Shares and Warrants are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, the “Plans”) and registered education savings plans under the Income Tax Act (Canada) (the “Tax Act”) and, based in part on a certificate of an officer of the Company would not, as of the date hereof, constitute foreign property for such Plans.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by the Company with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference and form an integral part of this prospectus:

(a)

the audited comparative financial statements, the notes thereto and the auditors report thereon for the fiscal year ended December 31, 2002 (the “Annual Financial Statements”), together with Management’s Discussion and Analysis (“MD&A”) for such financial statements contained in the Company’s 2002 annual report;

(b)

the unaudited comparative interim financial statements for the six months ended June 30, 2003 and the notes thereto (the “Interim Financial Statements”) contained in the Company’s quarterly report together with MD&A for such Interim Financial Statements;

(c)

the management proxy circular dated March 26, 2003 prepared in connection with the annual meeting of the shareholders of the Company held on April 30, 2003 with the exception of the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Statement of Corporate Governance Practices” (the “Management Proxy Circular”);

(d)	the annual information form for the fiscal year ended December 31, 2002, dated May 20, 2003 ( the “AIF”);

(e)

the material change report dated January 16, 2003 with respect to an announcement of the filing of the Company’s registration statement on Form 40-F with the United States Securities & Exchange Commission, and the listing of the Company’s common shares on the AMEX;

(f)	the material change report dated March 11, 2003 with respect to the Company’s audited financial results for the year ended December 31, 2002;

(g)	the material change report dated March 13, 2003 with respect to the Company being added to the S&P/TSX Composite Index and the Global Industry Classification Standard Sector – Material, Gold;

(h)	the material change report dated April 3, 2003 with respect to the Company’s 2002 Reserve & Resource estimates;

(i)	the material change report dated April 3, 2003 with respect to the results of a Feasibility Study on the Company’s 100% owned Kisladag gold project;

(j)	the material change report dated April 4, 2003 with respect to the shaft deepening activities at the São Bento Mine, Brazil;

(k)	the material change report dated May 20, 2003 with respect to an update regarding forecasted production and costs at São Bento Mine, Brazil;

(l)	the material change report dated June 30, 2003 with respect to the receipt of the environmental positive certificate for the Company’s 100% owned Kisladag gold project;

(m)	the material change report dated July 24, 2003 with respect to Company’s interim unaudited financial statements for the six months ended June 30, 2003;

(n)	the material change report dated July 29, 2003 with respect to the results of an optimization study on the Company’s 100% owned Kisladag gold project; and

(o)	the material change report dated August 11, 2003 with respect to the offering of Units under this prospectus.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Company with a securities commission or any similar authority in Canada after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this prospectus.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Eldorado Gold Corporation, at Suite 920 – 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, Telephone: (604) 601-6655. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Eldorado Gold Corporation at the above-mentioned address and telephone number.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This prospectus and the documents incorporated herein by reference, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements with respect to the future price of gold; the estimation of mineral reserves and resources; estimates of the time and amount of future gold production for specific operations; estimated future production costs, capital expenditures, exploration expenditures and other expenses for specific operations; permitting time lines; currency fluctuations; requirements for additional capital; government regulation of mining operations; environmental risks; reclamation costs and statements as to the projected development of certain ore deposits, including estimates of capital costs and expected production commencement dates. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, amongst others, the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in this prospectus and in the documents incorporated by reference herein. Although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements are based upon management’s beliefs, estimates and opinions at the time they are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or circumstances should change. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Specific reference is made to “Risk Factors” herein, “Risk Factors” in the AIF incorporated by reference herein and the MD&A incorporated by reference herein for a discussion of the factors underlying forward-looking statements.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this prospectus are expressed in U.S. dollars unless otherwise indicated. The revenue of the Company is derived primarily from the sale of gold, denominated in U.S. dollars. The Company’s costs are incurred in a variety of currencies, including the Canadian Dollar, the Brazilian Real and the Turkish Lira. The Company’s accounts are maintained in U.S. dollars.

The noon rate of exchange on August 18, 2003 as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars was Cdn$1.3909 per US$1.00 (Cdn$1.00 equals US$0.7190).

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

YEAR ENDED DECEMBER 31,

	2002	2001	2000
Rate at end of period	0.6339	$0.6278	$0.6669
Average rate for period	0.6368	$0.6458	$0.6733
High For Period	0.6618	$0.6711	$0.6984
Low for Period	0.6199	$0.6230	$0.6397

THE COMPANY

The Company was incorporated by Memorandum of Association on April 2, 1992 under the Companies Act (Bermuda) under the name “Eldorado Corporation Ltd.” On April 23, 1996, the Company was continued under the Company Act (British Columbia) and changed its name to “Eldorado Gold Corporation”. On June 28, 1996, the Company was continued under the Canada Business Corporations Act. On November 19, 1996, pursuant to a plan of arrangement, the Company and HRC Development Corporation were amalgamated under the laws of Canada under the name “Eldorado Gold Corporation”.

The Company’s head and principal office is located at Suite 920, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9. The Company, through its subsidiaries, also maintains administrative offices in Ankara, Turkey and at the São Bento Mine, Santa Barbara, Brazil. The Company’s registered and records office and address for service is care of its solicitors, Fasken Martineau DuMoulin LLP, Suite 2100 — 1075 West Georgia Street, Vancouver, BC Canada, V6E 3G2.

The Company owns its material assets through 14 subsidiaries. The particulars regarding the Company’s subsidiaries are as indicated on the Company’s organizational chart set out below. Unless the context otherwise requires, references to the “Company” include Eldorado Gold Corporation and each of its subsidiaries. NS: Shares in the company are 100% beneficially owned by Eldorado Gold Corporation or a wholly-owned subsidiary. 1% of the shares of the company may be held by a nominee shareholder.

BUSINESS OF THE COMPANY

The Company is engaged in the production of, development of and exploration for gold. The Company’s business is presently focused in Brazil and Turkey.

The Company and its subsidiaries are engaged in the production of gold through the mining and processing of ore. The Company has one mine in production, the 100% owned São Bento Mine located near Belo Horizonte, Brazil.

In addition, the Company engages in the exploration for gold. The Company’s key development property, which it currently focuses on, is the Kisladag property located near Usak, Turkey.

Production and Operating Summary

The following table summarizes certain production and operating information relating to the Company’s São Bento Gold Mine for each of the years indicated. The “Operating Cash Costs” and “Total Production Costs” set forth below were calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002 but the standard is a widely accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures set forth below may not be comparable to other similarly titled measures of other companies. Operating Cash Costs per ounce are derived from amounts included in the Statements of Income of the Company and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs and capital development and exploration costs. Total Production Costs are Operating Cash Costs plus provision for depreciation, depletion and amortization and reclamation. This data is designed to provide additional information.

Production and Operating Information

Year	Ore tonnes	Grade (g/t)(1)	Recovery %	Production (ozs).	Operating Cash Costs	Total Production Costs

2002	381,295	9.47	93	103,533	184	282
2001	417,609	9.13	91	102,841	216	306
2000	525,893	7.95	93	112,950	195	270
1999	540,014	8.18	92	126,581	184	251
1998	467,215	7.60	93	108,572	250	324

(1)     Grams of gold per metric tonne.

Reserve and Resources

A qualified person as defined in National Instrument 43-101 — Standards of Disclosure for Mineral Prospectus (“NI 43-101”), has verified the technical data disclosed herein relating to the São Bento and Kisladag properties. The names of and other information relating to the persons who made the reserve and resource estimates, their relationship to the Company and qualifications are listed below:

São Bento Mine, Brazil

Name:	Sergio Martins	Company:	Sao Bento Mineracao S.A
Position:	Geology Manager	Relationship:	Employee of a subsidiary of the Company
Qualification:	M.Sc. (Geo. & Mineral
Resources)
Member of the Ass. of
P. Geologist of Brazil,
Society of Economic
Geologists of U.S.

Name:	Peter Tagliamonti	Company:	Sao Bento Mineracao S.A
Position:	Mine Manager	Relationship:	Employee of a subsidiary of the Company
Qualification:	BSc (Mining
Engineering) MBA
Member of P.Eng. of Ont.

Kisladag Project, Turkey

Name:	Gary Giroux	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.A. Sc., (Geo. Eng.),
M.A. Sc., (Geo. Eng.)
Member of the Ass. of
P.Eng and Geoscientist
of B.C.

Name:	Mike Davie	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.Sc., (Engineering in
Mining)
Member of P.Eng. of
Ont.

Name:	Callum Grant	Company:	Hatch Associates Ltd.
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.Sc., Geology, Honors
M.Eng.
Member of P.Eng &
Geoscientists of B.C.
Member of P.Eng. of
Ontario

The gold price used in the 2002 reserves and resources calculations for São Bento and Kisladag was US$325 per ounce which reflects the Company’s belief as to the market trend in 2002 and going into 2003. Cut off grades for the deposits is based on the assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Reserves

The estimate of the Company’s proven and probable reserves (as defined in NI 43-101) for the São Bento Mine and for its Kisladag development project (as set forth in the table following) were calculated as at December 31, 2002 and were based on a gold price of $325 per ounce and cut-off grades as set out below. All reserves set out below are calculated in accordance with NI 43-101 (except as noted). Data collected in preparation for the reserve estimates for São Bento was obtained from a drilling program of 9,600 meters from the 23rd platform to increase the mine’s reserves. Reserves for Kisladag increased predominantly through the completion of the Feasibility Study.

The cut-off grades used in the reserve estimation are listed below:

São Bento	6.4 g/t

Kisladag :	Oxide	0.35 g/t

Primary	0.5 g/t

Proven and Probable Reserves
Mine or Project	Ownership	Location	Tonnes		Grade g/t Au	Contained Ounces
Sao Bento Mine (Dec 31, 2002)	100%	Brazil	Proven:	348,000	9.82	121,234
			Probable:	1,408,000	9.06	410,121

Kisladag Project (Dec 31, 2002)	100%	Turkey	Proven:	42,720,000	1.20	1,648,000
			Probable:	72,419,000	1.24	2,884,000

Total Proven and Probable Reserves:						5,063,355

Resources(1)

The following table sets forth the measured, indicated and inferred mineral resources (as defined in NI 43-101) for São Bento and the Company’s Kisladag development project as at the dated noted and based on a gold price and cut-off grade as set out below and calculated in accordance with NI 43-101. Data collected in preparation for the reserve estimates for São Bento was obtained from a drilling program of 9,600 meters from the 23rd platform to increase the mine’s reserves. Resources for Kisladag increased predominantly through the completion of the Feasibility Study. These resource estimates include the estimated reserves disclosed above.

		Tonnes (000)	Grade g/t Au	Contained Ounces(3)
Sao Bento Mine,(2)	Measured:	434	12.38	172,739
Brazil	Indicated:	1,394	11.90	533,324
100% owned	Inferred:	840	11.80	318,671
	Cut off grade:	6.4g/t
	Gold Price:	325.00

Kisladag,	Measured:	47,500	1.28	1,960,000
Turkey	Indicated:	118,900	1.07	4,090,000
100% owned	Inferred:	69,100	0.84	1,810,000
	Cut off grade:	0.4g/t
	Gold Price:	325.00

(1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(2)	The mineral resource estimates were prepared by the Company for São Bento.

(3)	Total contained ounces within the Mineral Resources for Sao Bento Mine and the Kisladag Project (Measured, Indicated & Inferred) are 1,021,734 and 7,860,000 oz., respectively. Resource estimates include estimated reserves. The percentage of estimated reserves contained ounces included in total estimated resources for the Sao Bento Mine and the Kisladag Project are as follows:

	Total Reserve (Proven & Probable) Contained Ounces	% of Reserve Contained Ounces within the Resource

Sao Bento	531,355	52%
Kisladag	4,532,000	58%

The São Bento Mine is the subject of the following independent technical reports: Review of Ore Reserves and Metallurgical Operations at São Bento Mineraçao, Brazil, (Watts, Griffis & McOuat – February 5, 1996); Review of Operations at São Bento Mineraçao Minera, Brazil (Watts, Griffis & McOuat – May 13, 1996); and Addendum to a Review of Operations at São Bento Mineraçao Minera, Brazil (Watts, Griffis, McOuat – April 27, 2000, revised May 10, 2000); and the following report prepared by the Company: Addendum to A Review of Operations at São Bento Mineraçao Brazil (the Company – April 15, 2002, revised April 30, 2002).

The Kisladag property is the subject of the following independent technical reports: Estimation of Resources, Kisladag Project, Turkey (Micon International, October, 1999), Addendum to October 1999 Report titled Estimation of Resources Kisladag Project, Turkey, May 15, 2000 and Update of Resources, Kisladag Project, Usak, Turkey (Micon International, October 11, 2000 Amended November 30, 2000 and January 23, 2001); Kisladag Gold Project, Pre-Feasibility Study (Kilborn Engineering Pacific, May 2001); Kisladag Gold Project Pre-Feasibility Study Addendum December 2001 (Kilborn Engineering Pacific, November 15, 2001); Updated Reserve Report for the Kisladag Gold Project Western Turkey April 18, 2002 (Micon International, April 18, 2002, revised May 9, 2002) and a Feasibility Study March 2003 (Hatch Associates Limited).

The foregoing reports may be inspected at the offices of the Company’s solicitors, Fasken Martineau DuMoulin LLP, 2100 – 1075 West Georgia Street, Vancouver, British Columbia during normal business hours during the period of the distribution of the securities being distributed hereunder and for a period of thirty days thereafter. The reports are also available on SEDAR.

In 2002 the Company incurred an aggregate of $3.1 million in exploration expenditures. The distribution of expenditures by region was 25% in Brazil and 75% in Turkey. For a description of the Company’s principal properties and its other development and exploration properties see “Narrative Description of the Business” in the AIF incorporated herein by reference.

RECENT DEVELOPMENTS

1.	On May 20, 2003 the Company revised its previously announced estimates of production and cash costs for the São Bento Mine for 2003 from 105,000 oz. at $190/oz. to 95,000 oz. at $230/oz.

2.	On June 30, 2003 the Company received the Environmental Positive Certificate for its Kisladag Gold Project, Turkey.

3.	On July 29, 2003 the Company announced the results of an Optimization Study prepared by Hatch Associates Limited based on the previously completed Feasibility Study announced April 1, 2003.

RISK FACTORS

The securities of the Company should be considered a highly speculative investment due to the nature of the Company’s business. Prospective investors should carefully consider all of the information disclosed in this prospectus, including all documents incorporated by reference, and in particular the risk factors under the heading “Risk Factors” contained in the AIF incorporated herein by reference prior to making an investment in the Company. These risks include but are not limited to the following:

•	The Company’s ability to generate revenue from operations, or to continue to raise funds through other sources for the further exploration and development of its properties, will be highly dependent on the price of gold, which has a history of wide fluctuation.

•	The Company may hedge a portion of its gold production to protect the Company against low gold prices. While protecting the Company against low gold prices, hedges may also limit the price that can be realized on gold that is subject to forward sales and call options.

•	Estimates of future production for the São Bento Mine and for the Company as a whole are derived from the Company’s five-year mining plans. Actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates in grade and metallurgical and other characteristics, mining dilution, pit wall failures or cave-ins, strikes and other actions by labour at unionized locations, restrictions imposed by government agencies and other factors. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated.

•	The Company is in the business of exploring, developing, and operating natural resource properties, which by its nature involves a significant amount of risk. The proven and probable reserve figures set forth in this prospectus are estimates, and there is no certainty that the indicated levels of gold production will be realized. Certain reserve and resource estimates incorporated herein by reference were made before NI 43-101 came into force and may vary materially from estimates made in accordance with NI 43-101. Discrepancies between actual and estimated reserves, and between estimated and actual metallurgical recoveries for the Company may have significant financial impact.

•	Some of the Company’s properties are in the exploration stage and without a known body of ore. There is no guarantee that an economically feasible ore body will be found on any of these properties. Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company’s exploration programs will result in the expansion or replacement of current reserves with new reserves.

•	Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those currently estimated for a project prior to production.

•	All of the Company’s mining operations and development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters which can make operations expensive or prohibit them altogether.

•	There may be challenges to the title of the Company’s properties which, if successful, could impair its development and/or operations.

•	The Company operates in jurisdictions in which political or economic instability may affect its ability to operate. Currency fluctuations may affect the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on the U.S. dollar. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the costs of gold production in U.S. dollar terms at mines located outside the United States. Conversely, a depreciation of non-U.S. dollar currencies usually decreases the cost of production in U.S. dollar terms in these countries.

•	Operations in which the Company has an interest will be subject to all of the hazards and risks normally incidental to exploring, developing and operating natural resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage.

•	There are a number of outstanding securities and agreements pursuant to which Common Shares of the Company may be issued in the future. This would result in further dilution to the Company’s shareholders.

•	The Company operates in a competitive industry and competes with other more well established companies which have greater financial resources than the Company.

•	The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

•	The Company, where practical, maintains insurance against risks in the operations of its business. Such insurance, however, contains exclusions and limitations on coverage. There is no assurance that such insurance will continue to be available.

•	The Company has options to acquire interests in, or is party to joint ventures in respect of, certain of its properties. None of these properties are core assets of the Company. However, the Company may require additional financing to meet its obligations under these agreements and there is no guarantee that such funds will be available.

•	If the Company should require additional funds for exploration and development of its properties, it may have to seek equity and/or debt financing which may not be available.

These business risks, including those incorporated by reference, should be considered in the context of the Company’s business which is described under “General Development of the Business” and “Narrative Description of the Business” in the AIF.

If any of the foregoing events, or other risk factor events as described in the AIF and incorporated by reference herein occur, the Company’s business, financial condition or results of operations could likely suffer. In that event, the market price of the securities of the Company could decline and an investor could lose all or part of their investment.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary financial data has been derived from the consolidated financial statements of the Company which are incorporated by reference herein and should be read in conjunction with such statements and the notes thereto. See “Documents Incorporated by Reference”. All amounts are expressed in thousands of U.S. dollars except weighted average number of shares outstanding and per share amounts. Reference should be made to the consolidated financial statements to put the following summary in context. See also the MD&A which is incorporated by reference herein.

Six months ended June 30, -		-Fiscal year ended December 31, -
	2003	2002	2002	2001	2000

Revenues	$ 18,796	$ 18,507	$ 39,296	$ 35,387	$ 52,464
Gross profit	3,013	4,774	9,932	2,950	7,201

General and administrative	(2,029)	(1,403)	(3,238)	(3,296)	(3,163)
Exploration expense	(620)	(268)	(1,078)	(508)	(539)
Interest and financing costs	(380)	(710)	(1,156)	(2,655)	(3,749)
Gain on settlement of convertible debenture	--	463	463	--	--
Foreign exchange gain (loss)	4,736	(87)	(1,046)	(173)	576

Profit (loss) before the undernoted items	$ 4,720	$ 2,769	$ 3,877	$ (3,682)	$ 326

Write downs	$ (94)	$ --	$ (415)	$ (24)	$ (59)
Reorganization and closure costs	--	--	--	(406)	--
(Loss) gain on disposals of property, plant and equipment	--	(196)	(205)	74	--
Gain on sale of subsidiary	--	--	--	--	297

Taxes
Current	(201)	(518)	(1,121)	(155)	1,019
Future	--	--	--	(203)	(1,310)

Net income (loss)	$ 4,425	$ 2,055	$ 2,136	$ (4,396)	$ 273

Deficit at the beginning of the year
As previously reported	$ (247,649)	$ (249,375)	$ (249,375)	$ (244,752)	$ (245,185)
Change in accounting policy	--	(410)	(410)	(637)	(477)

As restated	$ (247,649)	$ (249,785)	$ (249,785)	$ (245,389)	$ (245,662)

Deficit at the end of the year	$ (243,224)	$ (247,730)	$ (247,649)	$ (249,785)	$ (245,389)

Basic - Income (loss) per share - U.S.$	$ 0.02	$ 0.02	$ 0.01	$ (0.04)	$ 0.00
Diluted - Income (loss) per share - U.S.$	$ 0.02	$ 0.02	$ 0.01	$ (0.04)	$ 0.00

Total Assets	$ 146,312	$ 116,251	$ 140,132	$ 112,884	$ 120,553
Total Long Term Debt	$ 6,882	$ 7,669	$ 6,796	$ 17,585	$ 26,309

(1)	All figures have been extracted from the audited financial statements of the Company.

PLAN OF DISTRIBUTION

Under an agreement (the “Underwriting Agreement”) dated as of August 6, 2003 between the Company and Orion Securities Inc., National Bank Financial Inc., Sprott Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Salman Partners Inc., Westwind Partners Inc., and Research Capital Corporation (collectively, the “Underwriters”) as underwriters, the Company has agreed to sell, and the Underwriters have agreed to purchase on the Closing Date, 20,000,000 Units at the Offering Price (Cdn$3.10 per Unit) payable in cash (net of Underwriters’ fees) to the Company against delivery of the Common Shares and Warrants comprising the Units. Each Unit consists of one Common Share and one-half of one Warrant. Each Warrant entitles the holder thereof to acquire one Common Share at a price of Cdn$4.10 for a period of 12 months from the Closing Date of this offering. The Company also granted to the Underwriters an option to purchase up to an additional 5,000,000 Units (the “Underwriters’ Option”) at the Offering Price, exercisable until 24 hours prior to the Closing Date. On August 18, 2003 the Company received formal notice from the Underwriters of the exercise of the Underwriters’ Option. This prospectus qualifies the distribution of the additional Units (Common Shares and Warrants) issuable upon the exercise of the Underwriters’ Option.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets in certain circumstances and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement, subject to certain exceptions. The Offering Price of the Units has been determined by negotiation between the Company and the Underwriters.

Pursuant to the Underwriting Agreement, the Company agreed to pay to the Underwriters a fee equal to 4.0% of the gross proceeds from the issue and sale of the Units and to reimburse the Underwriters for certain expenses relating to this offering and the Company agreed to indemnify the Underwriters against certain liabilities.

The Company further agreed that it will not, for a period of 90 days from the Closing Date without prior written consent of the Underwriters, authorize, issue or sell any Common Shares or securities convertible into Common Shares, subject to certain exceptions.

The TSX has conditionally approved the listing of the Common Shares comprised in the Units distributed under this prospectus and the Common Shares issuable upon the exercise of the Warrants on the TSX. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before November 4, 2003. The Company has also applied to list the Common Shares distributed hereunder and the Common Shares issuable upon the exercise of the Warrants on the AMEX. Listing will be subject to the Company fulfilling all the listing requirements of the AMEX. There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under the prospectus.

Pursuant to the policies of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. The Underwriters may rely on such exceptions on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities. Subject to the foregoing, the Underwriters may over-allot or effect transactions in connection with this offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Offering in the United States

The Units, the Common Shares and Warrants comprised in the Units and the Common Shares acquirable upon exercise of the Warrants have not been and will not be registered under the 1933 Act, or the securities laws of any state, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons; except that the Underwriters may, through certain of their qualified U.S. broker-dealer affiliates, offer Units in transactions that comply with exemptions from registration under the 1933 Act.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Units in the United States. The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell within the United States or to, or for the account or benefit of, U.S. persons, the Units as part of their distribution. The Underwriters have further agreed that all offers and sales of the Units will be made in compliance with Rule 903 or 904 of Regulation S under the 1933 Act, or in compliance with an exemption from registration thereunder, and that they will have sent to each dealer, or other person who is receiving a selling concession, fee or other remuneration in respect of the Units to which they sell, a confirmation or other notice setting forth the restrictions on offers and sales of the Units within the United States or to, or for the account or benefit of, U.S. persons. Common Shares comprised in the Units and Common Shares acquired upon exercise of the Warrants may be resold on the TSX pursuant to Rule 904 of Regulation S under the 1933 Act, which requires among other things, that neither the seller of the Common Shares nor any person acting on its behalf is aware of the fact that: (i) the offeree or the buyer is a U.S. person; or (ii) the transaction has been pre-arranged with a buyer in the United States. Terms used in this paragraph have the meanings ascribed to them by Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of the Common Shares or Warrants comprised in the Units within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act.

The Warrants will not be exercisable in the United States or by or on behalf of a U.S. person unless an exemption from the registration requirements under the 1933 Act and any applicable state securities law is available, and the Company has received an opinion of counsel to such effect, provided however, that an accredited investor that was the original purchaser of Units in the offering in the United States will not be required to deliver an opinion letter in connection with the exercise of Warrants that were part of those Units.

Certificates representing any securities which are sold in the United States or to or for the account or benefit of a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered pursuant to certain exemptions from the registration requirements of the 1933 Act.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, the following is a general summary of the principal Canadian federal income tax considerations relevant to an investment in Common Shares and Warrants comprising the Units by purchasers who are resident in Canada, deal at arm’s length with the Company and who will acquire and hold such Common Shares and Warrants as capital property, all within the meaning of the Tax Act. This summary does not address provincial tax considerations and does not apply to purchasers who are financial institutions within the meaning of that term in the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, specific proposals to amend the Tax Act which have been announced by the Minister of Finance prior to the date hereof, and counsel’s understanding of the current administrative practices of the Canada Customs and Revenue Agency (“Revenue Canada”). This summary assumes that all of the proposed amendments to the Tax Act will be enacted into law as proposed and that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is of a general nature only and is not intended to constitute income tax advice to any particular purchaser. Purchasers are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Units

Allocation of Purchase Price

Purchasers of Units will be required to allocate the purchase price of each Unit between the Common Share and the one-half of a Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. The Company will also be required to allocate the amount received for each Unit between the Common Share and the one-half of a Warrant on a reasonable basis for the purposes of the Tax Act. Counsel have been advised that the Company, for its purposes, will allocate, Cdn$3.04 of the full purchase price of Cdn$3.10 for each Unit to the one Common Share and Cdn$0.06 to the one-half of one Warrant comprised in each Unit. The Company believes that such allocation is reasonable; however, such allocation will not be binding on Revenue Canada.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Warrant holder upon the exercise of a Warrant. The holder’s cost of Common Shares acquired by exercising Warrants will be equal to the aggregate of the adjusted cost base of the Warrants exercised plus the exercise price paid for the Common Shares. In the event of the expiry of an unexercised Warrant, the Warrant holder will realize a capital loss equal to the adjusted cost base of the Warrant to the Warrant holder.

Disposition of Common Shares and Warrants

A purchaser who disposes of or is deemed to have disposed of a Common Share (acquired as part of a Unit or upon the exercise of a Warrant) or a Warrant (other than a disposition arising on the exercise of a Warrant) will realize a capital gain, or incur a capital loss, as the case may be, equal to the amount by which the proceeds of disposition in respect of the Common Share or the Warrant exceeds or is exceeded by the aggregate of the adjusted cost base of such Common Share or Warrant, respectively, and any expenses associated with the disposition. One-half of any capital gain (a “taxable capital gain”) must be included in income and one-half of any capital loss may be used to offset taxable capital gains incurred in the year, in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the Tax Act. A capital loss realized on a disposition or deemed disposition of a Common Share (acquired as part of a Unit or upon the exercise of a Warrant) may in certain circumstances be reduced by the amount of certain dividends, including deemed dividends, which have been received by the holder on such shares.

A holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

The adjusted cost base to a purchaser of a Warrant acquired as part of a Unit will be determined by averaging the cost of the Warrant with the adjusted cost base of all identical Warrants held at that time by the purchaser. Similarly, the adjusted cost base to a purchaser of a Common Share acquired either as part of a Unit or pursuant to the exercise of a Warrant will be determined by averaging the cost of that Common Share with the adjusted cost base of all Common Shares held at the time by the purchaser.

Taxation of Dividends Received by Holders of Common Shares

A holder of Common Shares (acquired as part of a Unit or upon the exercise of a Warrant) will receive the normal treatment under the Tax Act applicable to dividends received from a corporation resident in Canada. That is, a holder who is an individual will be subject to the usual gross-up and dividend tax credit rules under the Tax Act. A holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends when calculating its taxable income under the Tax Act. A holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Common Shares (acquired as part of a Unit or upon the exercise of a Warrant) to the extent that such dividends are deductible in computing the corporate holder’s taxable income.

USE OF PROCEEDS

The estimated net proceeds to the Company from the sale of the 20,000,000 Units will be Cdn$59,520,000, after deducting the underwriting fees. The estimated net proceeds are expected to be used as follows:

Cdn$
Net Proceeds from the offering	$59,520,000
Less: Expenses of offering	$ 350,000

Equals: Current funds available	$59,170,000
Less: Funds for Working Capital Purposes	$ 3,200,000

Equals: Funds available to fund construction at the Kisladag Project in Turkey	$55,970,000

The additional net proceeds of Cdn.$14,880,000 from the exercise of the Underwriters’ Option will be allocated to the Kisladag Project.

The Company intends to spend the funds available to it as stated in this prospectus, however there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary.

DESCRIPTION OF SECURITIES BEING OFFERED

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each Common Share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors. For particulars on the Company’s dividend policy, see “Dividend Policy” in the AIF incorporated herein by reference.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the Company’s articles and the Canada Business Corporations Act. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 2/3 of the votes cast).

The following represents the Company’s share capital both before and after the issuance of the Units offered hereunder:

Description of Shares	Number of Shares Authorized	Outstanding on December 31, 2002	Outstanding on July 31, 2003(1)	As at July 31, 2003 after giving effect to this Offering(2)(3)

Common	Unlimited	206,204,010	213,122,251	238,122,251

(1)

As at July 31, 2003, the Company has a number of securities outstanding and is party to a number of agreements which could result in the issuance of up to 21,368,509 additional Common Shares of the Company. See the Annual Financial Statements and Interim Financial Statements incorporated herein by reference.

(2)	This figure includes the additional 5,000,000 Common Shares upon exercise of the Underwriters’ Option.

(3)

The authorized capital of the Company also consists of an unlimited number of convertible non-voting shares, of which none were outstanding as at July 31, 2003. If convertible non-voting shares were outstanding, the holders of such shares would be entitled to participate equally with holders of Common Shares in the distribution of assets of the Company on a liquidation, dissolution or winding-up of the Company or other distribution of its assets and in the entitlement to dividends.

Warrants

The Common Shares and the Warrants comprising the Units will separate immediately upon closing of this offering. The Warrants will be issued in registered form under, and be governed by, an indenture to be dated as of the closing date of this offering (the “Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Warrant Trustee”), as trustee thereunder. Pursuant to the terms of the Warrant Indenture the offices of the Warrant Trustee in Vancouver, British Columbia and in Toronto, Ontario will be appointed as offices at which Warrants may be surrendered for exchange or transfer or at which the Warrants may be exercised. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

Each whole Warrant will entitle the holder to purchase one Common Share at an exercise price of Cdn$4.l0 per Common Share. The number and price of Common Shares issuable upon exercise of Warrants are subject to adjustment in certain circumstances as described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Vancouver time) on the date that is twelve months from the closing of this offering, after which the Warrants will expire and become null and void. Under the Warrant Indenture, the Company will be entitled to purchase by invitation to tender, by private contract or otherwise, any of the Warrants then outstanding, at the lowest price or prices at which, in the opinion of the directors of the Company are obtainable and on such other terms as the Company may determine, and any Warrants so purchased will be cancelled.

The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants, including upon:

(i)

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares (other than a Rights Offering as defined below) to all or substantially all the holders of the Common Shares as a stock dividend or distribution;

(ii)	the subdivision, redivision or change of the Common Shares into a greater number of shares; and

(iii)	the reduction, combination or consolidation of the Common Shares into a lesser number of shares.

The Warrant Indenture will also provide for adjustment in the type and/or number of securities or other property issuable upon the exercise of the Warrants, or for the participation of the holder of Warrants in the offering of convertible or exchangeable securities upon the exercise of the Warrants (as the case may be), in the event of the following additional events: (1) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled to purchase Common Shares, or securities exchangeable for or convertible into shares of the Company or property or assets of the Company (other than dividends paid in the ordinary course (including a stock dividend or distribution referred to in (i) above) or a Rights Offering, as defined below), (2) reclassifications of the Common Shares or a capital reorganization of the Company; (3) consolidations, amalgamations or mergers of the Company with or into another entity; or (4) the sale or conveyance (other than to one of the Company’s wholly-owned subsidiaries) of the Company’s property and assets as an entirety or substantially as an entirety to another corporation or other entity. In addition, the Warrant Indenture will provide for adjustment in the exercise price in the event of the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “Current Market Price”, as defined in the Warrant Indenture, for the Common Shares on such record date (a “Rights Offering”).

No adjustment in the exercise price or the number of Common shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise of the Warrants by at least one one-hundredth of a Common Share. In addition, no adjustment will be made if the issue of any Common Shares, rights, options, warrants or securities exchangeable or convertible into Common Shares is being made pursuant to the Warrant Indenture or pursuant to the exercise of directors, officers, employees or consultants stock options granted under the Company’s stock option or similar plans or being made to satisfy existing instruments issued and outstanding as of the date of the Warrant Indenture.

The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice of certain stated events, including events that would result in an adjustment to the type and/or number of securities issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, but the Company shall pay the holder who would otherwise be entitled to receive a fractional share upon the exercise of Warrants an amount that is equal to the “Current Market Price” as defined in the Warrant Indenture, if such amount is equal to or greater than Cdn$5.00. Holders of Warrants will not have any voting rights or any other rights which a holder of Common Shares would have.

From time to time, the Company and the Warrant Trustee, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making certain changes that do not prejudice the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that prejudices the rights of the holders of the Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as either: (1) a resolution passed at a meeting of the holders of Warrants at which there are present in person or represented by proxy holders of Warrants entitled to acquire at least 25% of the aggregate number of Common Shares which may be acquired upon the exercise of all the then outstanding Warrants and passed by the affirmative vote of holders of Warrants entitled to acquire not less than 66 2/3% of the aggregate number of Common Shares which may be acquired upon the exercise of all the then outstanding Warrants represented at the meeting; or (2) an instrument in writing signed by holders of Warrants entitled to acquire not less than 66 2/3% of the aggregate number of Common Shares which may be acquired upon the exercise of all the then outstanding Warrants.

PRINCIPAL HOLDERS OF SECURITIES

There are no shareholders which, to the knowledge of the Company, beneficially own, directly or indirectly, orexercise control or direction over, more than ten percent of the issued Common Shares of the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

The registrar and transfer agent of the Common Shares is Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

LEGAL MATTERS

There are no material pending legal proceedings to which the Company is or is likely to be a party or of which any of its subsidiaries or properties are or are likely to be the subject.

Certain legal matters relating to this offering have been and will be passed upon on behalf of the Company by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Cassels Brock & Blackwell LLP. As at the date hereof, partners of Fasken Martineau DuMoulin LLP and Cassels Brock & Blackwell LLP as a group, own less than 1% of the outstanding Common Shares.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

DATED:   August 18, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

[signed] Paul N. Wright President, Chief Executive Officer, and Director	[signed] Earl W. Price Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

[signed] Hugh C. Morris Director	[signed] Joseph F. Conway Director

CERTIFICATE OF UNDERWRITERS

DATED:   August 18, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ORION SECURITIES INC. By: [signed] Douglas Bell

NATIONAL BANK FINANCIAL INC. By: [signed] William Washington	SPROTT SECURITIES INC. By: [signed] Darren J. Wallace	TD SECURITIES INC. By: [signed] Peter Grosskopf

BMO NESBITT BURNS INC. By: [signed] Jamie Rogers	CIBC WORLD MARKETS INC. By: [signed] Gunnar Eggertson

SALMAN PARTNERS INC. By: [signed] Alan C. Herrington	WESTWIND PARTNERS INC. By: [signed] David M. Beatty

RESEARCH CAPITAL CORPORATION By: [signed] Daniel F. Hachey

EXECUTION COPY

August 6, 2003

Eldorado Gold Corporation
Suite 920
1055 West Hastings Street
Vancouver BC V6E 2E9

Attention:	Paul Wright
Chief Executive Officer

Dear Sirs:

                 Orion Securities Inc. (“Orion”), National Bank Financial Inc., Sprott Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Salman Partners Inc., Westwind Partners Inc. and Research Capital Corporation (collectively the “Underwriters”) hereby offer to purchase from Eldorado Gold Corporation (the “Company”) 20,000,000 units (“Units”) of securities of the Company at a price of CDN$3.10 per Unit (the “Offering Price”) representing an aggregate purchase price of CDN$62,000,000. Each Unit shall consist of one common share in the capital of the Company and one-half of a common share purchase warrant (“Warrant”). Each whole Warrant shall entitle the holder thereof to subscribe for one common share in the capital of the Company for a price of CDN$4.10 per share for a term of twelve months from the Closing Date (as hereinafter defined). The Warrant Certificate representing the Warrants shall be in a form satisfactory to the Company and the Underwriters, acting reasonably, and consistent with the terms of this Agreement and a Warrant Indenture to be dated as of the Closing Date and made between the Company and Computershare Trust Company of Canada, as indenture trustee (the “Warrant Indenture”). The Units purchased hereunder are referred to herein as the “Purchased Units”. The offering of the Purchased Units and any Optioned Units (as hereinafter defined) is referred to herein as the “Offering”. The Units shall be separated at the Time of Closing (as hereinafter defined) into common shares of the Company and Warrants.

                 The Underwriters shall also have an option (the “Underwriters’ Option”) to purchase up to an additional 5,000,000 Units (the “Optioned Units”) at the Offering Price. The Underwriters’ Option shall be exercisable in whole or in part until 24 hours prior to the Time of Closing. The Underwriters’ Option may be exercised in whole or in part during such period by Orion, on behalf of the Underwriters, by delivering written notice to the Company to that effect 24 hours prior to the Time of Closing.

                 This offer is conditional, among other things, upon the Company filing and obtaining receipts for a preliminary short form prospectus (the “Preliminary Prospectus”) and a (final)

short form prospectus (the “Final Prospectus”, the Preliminary Prospectus and the Final Prospectus sometimes being referred to as the “Prospectus”), each in the English and French languages, in respect of the Purchased Units and the Optioned Units with the securities regulatory authorities in each of the Provinces of Canada (the “Jurisdictions”), pursuant to National Instrument 43-201 adopted by the securities regulatory authorities in Canada, qualifying the distribution by the Company of the Purchased Units and the Optioned Units to purchasers resident in such Jurisdictions.

                 The Company agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed or registered in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters.

                 The Company understands that although this Agreement is presented on behalf of the Underwriters as purchaser, the Underwriters may arrange for substituted purchasers (the “Substituted Purchasers”) for the Purchased Units and the Optioned Units in connection with the private placements of Purchased Units and Optioned Units in the United States only in accordance with United States securities laws and the provisions of Schedule “A” to this Agreement. It is further understood that the Underwriters agree to purchase or cause to be purchased the Purchased Units, and if the Underwriters Option is exercised, the Optioned Units, being issued by the Corporation and that this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers. Each Substituted Purchaser shall purchase Units and Optioned Units at the Offering Price per Unit set forth in paragraph above, and to the extent that Substituted Purchasers purchase Purchased Units and Optioned Units at the Time of Closing, the obligations of the Underwriters to do so will be reduced by the number of Units purchased by the Substituted Purchasers from the Company. Any reference in this Agreement hereafter to “purchasers” shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any.

                 The Company shall pay to the Underwriters a fee (the “Fee”) at the Time of Closing equal to 4% of the aggregate gross proceeds of the Offering or CDN$0.124 per Unit sold under the Offering in consideration of the services to be rendered by the Underwriters in connection with the Offering. Such services shall include, without limitation: (i) acting as financial advisors to the Company in the preparation of documentation relating to the sale of Purchased Units and the Optioned Units; (ii) forming and managing banking, selling and other groups for the sale of the Purchased Units and the Optioned Units; (iii) distributing the Purchased Units and the Optioned Units to the public in Canada, and to certain Accredited Investors (as defined in Schedule “A”) in the United States, both directly and through other registered dealers and brokers; (iv) assisting the Company in connection with the preparation and finalization of the Preliminary Prospectus and the Final Prospectus qualifying the Purchased Units and the Optioned Units; (v) assisting in the preparation of any documents supplemental to the Preliminary Prospectus or the Final Prospectus or any amending or supplemental prospectus or other supplemental documents or any similar document (being hereinafter collectively referred to as the “Supplementary Material”) required to be filed under the legislation of any Jurisdiction; (vi) performing administrative work in connection with these matters; and (vii) all other services arising out of the agreement resulting from the Company’s acceptance of this offer.

A.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE UNDERWRITERS

The Underwriters:

1.	shall offer the Purchased Units and the Optioned Units for sale to the public, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the “Selling Firms”), only as permitted by and in compliance with all relevant laws and regulatory requirements, upon the terms and conditions set forth in the Prospectus and in the agreement resulting from the Company’s acceptance of this offer and will require each Selling Firm to so agree;

2.	shall not solicit offers to purchase or sell the Purchased Units and the Optioned Units so as to require registration thereof or filing of a prospectus or similar document with respect thereto under the laws of any jurisdiction other than the Jurisdictions, and will require each Selling Firm to agree with the Underwriters not to so solicit or sell. For the purposes of this paragraph 2, the Underwriters shall be entitled to assume that the Purchased Units and the Optioned Units are qualified for distribution in any Jurisdiction where a receipt or similar document for the Final Prospectus shall have been obtained from the applicable securities regulatory authority following the filing of the Final Prospectus;

3.	covenant and agree that if they offer to sell or sell any Purchased Units and the Optioned Units in jurisdictions other than the Jurisdictions, such offers and sales shall be effected in accordance and compliance with the applicable laws of such jurisdictions and shall be effected in such manner so as not to: (i) require registration of the Purchased Units and the Optioned Units, or the filing of a prospectus or other document with respect thereto; or (ii) subject the Company to any additional continuous disclosure or similar reporting requirements under the laws of any jurisdiction outside the Jurisdictions; provided that no offers or sales of Purchased Units and the Optioned Units may be made in the United States or to U.S. Persons except on the terms set forth in Schedule “A”. The terms and conditions, and the representations, warranties and covenants of the parties contained in Schedule “A” hereto are hereby incorporated by reference. Subject to the foregoing, the Underwriters will not directly sell or distribute any Purchased Units or Optioned Units in the United States, but may arrange for Substituted Purchasers for the Purchased Units or Optioned Units in the United States through their respective U.S. broker-dealer affiliates as contemplated by Schedule “A” hereto, the provisions of which are agreed to by the Company and the Underwriters. The Underwriters shall cause similar undertakings to be contained in any agreements among the Selling Firms and the U.S. broker-dealer affiliates;

4.	shall use all reasonable efforts to complete and to cause the other Selling Firms to complete the distribution of the Purchased Units and the Optioned Units as soon as practicable;

5.	shall notify the Company when, in their opinion, the Underwriters and the other Selling Firms have ceased distribution of the Purchased Units and the Optioned Units, and shall provide a breakdown of the number of Purchased Units and the Optioned Units distributed: (i) in each of the Jurisdictions where such breakdown is required or the purpose of calculating fees payable to securities regulatory authorities; and (ii) in any other jurisdictions;

6.	shall not make any representations or warranties with respect to the Company or the Purchased Units and the Optioned Units other than as set forth in the Preliminary Prospectus, the Final Prospectus and any Supplementary Material; and

7.	upon the Company obtaining the necessary receipts therefor from the securities regulatory authorities in all applicable Jurisdictions, deliver one copy of the Final Prospectus (together with any amendments thereto) to persons resident in the Jurisdictions who are to acquire the Purchased Units and the Optioned Units.

B.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

The Company hereby represents, warrants and covenants to and with the Underwriters that:

1.	attached as Schedule “B” to this agreement is a complete and accurate summary of the corporate structure of the Company, including each material subsidiary of the Company, whether through direct or indirect holding of securities, (collectively, the “Subsidiaries”) as well as the percentage of the voting securities held, directly or indirectly, by the Company therein, which securities are held by the Company free and clear of any and all mortgages, liens, charges, pledges or other security interests, except as otherwise disclosed in the Prospectus each of which company is existing under the laws of its governing jurisdiction and has not been dissolved and each of which has the corporate capacity and authority to carry on its business as presently carried on in all jurisdictions where each such company carries on business;

2.	during the primary distribution of the Purchased Units and the Optioned Units, it shall take or use its reasonable best efforts to cause to be taken all steps and proceedings (including the filing of, and the issuance of receipts for, the Prospectus) that may be requisite under the applicable legislation in each of the Jurisdictions to qualify the Purchased Units and the Optioned Units for sale to the public in the Jurisdictions;

3.	except in respect of matters which do not and will not result in any material adverse change to the business, business prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, to the best of the knowledge, information and belief of the Company, the Company and each of the Subsidiaries is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid and subsisting and in good standing;

4.	Since December 31, 2002:

(i)	there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company and the Subsidiaries taken as a whole that has not been publicly disclosed;

(ii)	there has not been any material change in the capital stock or long-term debt of the Company and the Subsidiaries taken as a whole that has not been publicly disclosed;

(iii)	there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Company and the Subsidiaries taken as a whole that has not been publicly disclosed;

(iv)	except as has been publicly disclosed, since December 31, 2002, the Company and each of the Subsidiaries has carried on its business in the ordinary course; and

(v)	any documents filed by the Company with any securities regulatory authority in accordance with applicable securities legislation during the last 24 months did not contain a misrepresentation (as defined in the Securities Act (British Columbia) (the “B.C. Act”) at the time of filing;

(vi)	the Company and each of the Subsidiaries, directly or indirectly, owns all of its right, title and interest or has a leasehold interest in its material assets and is not aware of any fact or circumstance that might reasonably be expected to materially adversely affect that right, title and interest of the Company or its Subsidiaries taken as whole;

5.	the audited consolidated financial statements for the year ended December 31, 2002 and the unaudited consolidated financial statements for any subsequent period in respect of which statements have been delivered by the Company to its security holders prior to the Closing Date (as hereinafter defined) present fairly, in accordance with Canadian generally accepted accounting principles, the financial condition of the Company on a consolidated basis for the periods then ended;

6.	except as has been disclosed in the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2002 or the Prospectus, there is no suit, action, proceeding or investigation (whether or not purportedly by or on behalf of the Company or any of the Subsidiaries) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which, in any way materially adversely affects the Company and the Subsidiaries taken as whole or the condition (financial or otherwise) of the Company and the Subsidiaries taken as a whole or which questions the validity of the issuance, as fully paid and non-assessable, of the Purchased Units and the Optioned Units or any action taken or to be taken by the Company pursuant to or in connection with this agreement;

7.	neither the Company nor any of the Subsidiaries is in default or in breach in any material respect of, and the execution and delivery of this agreement by the Company, the performance and compliance with the terms of this agreement and the issue and sale of the Purchased Units and the Optioned Units by the Company does not require any consent, approval, authorization or order except for those that have been obtained (or will be obtained prior to the Closing Date (as defined herein)) and will not result in any material breach of, or be in conflict with or constitute a default under, or create a state of affairs which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of the Company, or any mortgage, notice, indenture, contract, agreement, instrument, lease or other document to which the Company or any Subsidiary is a party or is bound (where such default would constitute a material adverse change in the business and affairs of the Company and the Subsidiaries taken as a whole) or any judgment, decree, order, statute, rule or regulation applicable to the Company or any Subsidiary;

8.	the net proceeds of the Offering will be used by the Company as described in the Prospectus;

9.	the Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its securities or, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do any of the foregoing other than as has been publicly disclosed;

10.	it is and will at the Time of Closing be a reporting issuer not in default of any requirements under the securities laws of each of the provinces of Canada;

11.	no material change relating to it except the Offering contemplated hereby has occurred with respect to which the requisite material change statement or report has not been filed and that no such disclosure has been made on a confidential basis;

12.	it shall use its reasonable best efforts to obtain the necessary consents from The Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “AMEX”) to the Offering on such conditions as are acceptable to the Underwriters and the Company, acting reasonably;

13.	it shall use its reasonable best efforts to arrange for the listing and posting for trading of the Common Shares comprising the Purchased Units and the Optioned Units and Common Shares underlying the Warrants respectively, on the TSX and the AMEX on or before the Time of Closing;

14.	it shall use its reasonable best efforts to prepare and file the Preliminary Prospectus (in the English and French languages) in each of the Jurisdictions and obtain a receipt under National Instrument 43-201 therefor by no later than the close of business on August 8, 2003, or such later date as may be agreed to by the Underwriters, and file on such date such other related documents relating to the proposed distribution of Purchased Units and the Optioned Units, under National Instrument 43-201 in each of the Jurisdictions;

15.	it shall use its reasonable best efforts to resolve any regulatory comments and satisfy any regulatory deficiencies in respect of the Preliminary Prospectus and, as soon as possible after such comments or deficiencies have been resolved or satisfied, shall prepare and file and use its reasonable best efforts to obtain receipts under the Applicable Legislation (as hereinafter defined) of each of the Jurisdictions for the Final Prospectus (in the English and French languages) and shall have taken all other steps and proceedings that may be necessary in order to qualify the Purchased Units and the Optioned Units for distribution in each of the Jurisdictions as soon as possible and in any event by no later than August 18, 2003, or such later date as may be agreed to by the Underwriters;

16.	prior to the filing of the Preliminary Prospectus and thereafter and prior to the filing of the Final Prospectus and any Supplementary Material, it shall have allowed the Underwriters to participate fully in the preparation of the Prospectus and shall have allowed the Underwriters to conduct all due diligence which the Underwriters may reasonably require to conduct in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by the Underwriters in connection with the Preliminary Prospectus, the Final Prospectus or any Supplementary Material;

17.	cause to be delivered to the Underwriters concurrently with the filing of the Final Prospectus and any Supplementary Material: (a) a comfort letter of the auditors of the Company in each case dated the date of the Final Prospectus or the Supplementary Material to which such letter relates (as the case may be) addressed to the Underwriters, in form and substance satisfactory to the Underwriters acting reasonably, relating to the financial statements to be included in, or incorporated therein by reference, the Final Prospectus and any Supplementary Material and setting out agreed upon procedures carried out by the auditors and the findings as a result of the procedures with respect thereto on the financial information, accounting data and other numerical data contained in the Final Prospectus or any Supplementary Material and matters involving changes or developments since the respective dates as of which specified financial information is given in the Final Prospectus or the Supplementary Material to a date not more than (2) business days prior to the date of such letter; (b) an opinion of the auditors of the Company, dated the date of the Final Prospectus and each amendment thereto, as the case may be, and acceptable in form and substance to the Underwriters, acting reasonably, that the French language version of the financial statements and notes thereto of the Company and any related auditors’ report contained or incorporated by reference in the Prospectus or such amendment, as the case may be, and the French language version of financial information contained in or incorporated by reference in the Prospectus or such amendment, as the case may be, which is derived from such consolidated financial statements and notes thereto and Management Discussion and Analysis (collectively, the “Financial Information”) is, in all material respects, a complete and accurate translation of the English language version thereof; and (c) an opinion of counsel for the Company in the Province of Québec, acceptable to the Underwriters, acting reasonably, dated the date of the Final Prospectus and each amendment thereto, as the case may be, and acceptable in form and substance to the Underwriters, acting reasonably that, except for the Financial Information contained in the Prospectuses or such amendment, as the case may be, the French language version of the Preliminary Prospectus, the Final Prospectus or such amendment, as the case may be, is, in all material respects, a complete and accurate translation of the English language version thereof and that the two versions are not susceptible of any materially different interpretations with respect to any material matter contained therein;

18.	no order ceasing or suspending trading in securities of the Company or prohibiting the sale of securities by the Company has been issued and is continuing in effect and, to the knowledge of the Company no proceedings for this purpose have been instituted are pending, contemplated or threatened;

19.	it will deliver from time to time without charge to the Underwriters as many commercial copies of the Prospectus (and in the event of an amendment to the Prospectus, copies of such amendment) as the Underwriters may reasonably request for the purposes contemplated hereunder and contemplated by the applicable securities legislation of each of the Jurisdictions (collectively, the “Applicable Legislation”) and such delivery shall constitute the Company’s representation that, at the time of such delivery, the information and statements contained therein, when read together with the documents incorporated by reference therein, does not contain any misrepresentation (as defined in the B.C. Act) providing, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter expressly for use therein. Such delivery shall also constitute the consent of the Company to use such documents in connection with the distribution or the distribution to the public, as the case may be, of the Purchased Units and the Optioned Units, subject to the provisions of Applicable Legislation and the provisions of this agreement;

20.	all the information and statements (except any information and statements relating solely to or provided by, the Underwriters) to be contained in the Prospectus shall comply, in all material respects, with Applicable Legislation, and at the respective dates of delivery thereof when read together with the documents incorporated by reference therein, shall constitute full true and plain disclosure of all material facts (as defined in the B.C. Act) relating to the Company, the Subsidiaries (taken as a whole) and the Purchased Units and the Optioned Units;

21.	at the respective dates thereof, the Prospectus will contain no misrepresentation (as defined in the B.C. Act) and will conform in all material respects to the requirements of the Applicable Legislation and the applicable rules and regulations thereunder, as applicable, and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; providing, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter expressly for use therein;

22.	this agreement (including the grant of the Underwriters’ Option) and the Warrant Indenture shall be duly authorized, executed and delivered by the Company and shall be a valid and binding obligation of the Company enforceable in accordance with their respective terms (subject to the usual qualifications);

23.	other than the Underwriters, there is no person, firm or corporation acting or purporting to act at the request of the Company who is entitled to any brokerage or finder’s fee in connection with the Offering;

24.	without the prior consent of the Underwriters, acting reasonably, for a period commencing on the Closing Date and ending on that date which is ninety (90) days following the Closing Date, it shall not issue or sell or announce the issuance or sale of any common shares of the Company or securities convertible or exchangeable into such shares from treasury of the Company other than (a) upon exercise of currently outstanding rights, or agreements, including options, warrants and other convertible securities and any rights which have been granted or issued, subject to any necessary regulatory approval; (b) pursuant to currently outstanding options granted to officers, directors, employees or consultants of the Company or any subsidiary thereof pursuant to the Company’s stock option plans (collectively, the “Option Plan”); (c) options issued pursuant to and in accordance with the Option Plan; or (d) any bona fide arm’s length acquisition of a business, whether by way of purchase of shares or assets, merger, plan of arrangement, amalgamation or otherwise which does not exceed 10% of the basic shares outstanding of the Company immediately following the completion of the Offering);

25.	the authorized capital of the Company consists of an unlimited number of common shares (the “Common Shares”) of which, as at August 6, 2003, 213,194,651 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Company;

26.	except as disclosed in Schedule “C” hereto or in the Prospectus, as of the date hereof, no person, firm or corporation now has any agreement or option or right or privilege (whether preemptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities or warrants of the Company;

27.	Computershare Trust Company of Canada (“Computershare”) has been duly appointed as the principal transfer agent and registrar for the Common Shares of the Company; and

The additional representations, warranties and covenants of the Company set out in Schedule “A” to this agreement are hereby incorporated by reference.

C.	CONDITIONS OF THE OFFERING

                 The following are conditions of the Underwriters’ obligations to close the transaction contemplated hereby, which conditions the Company covenants to exercise its reasonable best efforts to have fulfilled at or prior to closing, which conditions may be waived in writing in whole or in part by the Underwriters:

1.	the Company will have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities in each of the Jurisdictions and the TSX and the AMEX (in each case, subject to the usual qualifications) required to be made or obtained by the Company to complete the Offering and list the Common Shares comprising the Purchased Units and the Optioned Units and Common Shares underlying the Warrants, respectively, on the TSX and the AMEX, on terms which are acceptable to the Company and the Underwriters, acting reasonably, prior to the Time of Closing on the Closing Date, it being understood that the Underwriters shall do all that is reasonably required to assist the Company to fulfill this condition;

2.	all of the Common Shares comprising the Purchased Units and the Optioned Units and Common Shares underlying the Warrants, respectively, shall have been accepted for listing by the TSX and the AMEX (in each case, subject to the usual qualifications);

3.	the Company shall have authorized and approved this agreement and the grant of the Underwriters’ Option, the form of Warrant Indenture and Warrant Certificate and the issuance of and sale of the Purchased Units and the Optioned Units and all matters relating thereto, it being hereby represented by the Company that such authorization and approval has been obtained or will be obtained prior to the Time of Closing on the Closing Date;

4.	the Company will deliver a certificate and covenant of the Company signed on behalf of the Company by any two senior officers of the Company acceptable to the Underwriters, acting reasonably, addressed to the Underwriters and dated the Closing Date, in a form satisfactory to the Underwriters’ counsel, Cassels Brock & Blackwell LLP, acting reasonably, certifying that:

(i)	no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Purchased Units and the Optioned Units or any of the Company’s issued securities has been issued and is continuing in effect and, to the knowledge of such officers, no proceedings for such purpose are pending or threatened;

(ii)	to the knowledge of such officers, there has been no material adverse change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Subsidiaries, taken as a whole, since the date hereof which has not been generally disclosed;

(iii)	the Company is a “reporting issuer” not in default and an issuer eligible to file a short form prospectus in accordance with National Instrument 44-101 and in good standing under the Applicable Legislation and no material change relating to the Company and the Subsidiaries, taken as a whole, has occurred with respect to which the requisite material change statement or report has not been filed (except for the closing of this Offering) and no such disclosure has been made on a confidential basis;

(iv)	the audited consolidated financial statements for the year ended December 31, 2002 and the unaudited consolidated financial statements for any subsequent period in respect of which such statements have been delivered by the Company to its security holders prior to the Closing Date present fairly, in accordance with Canadian generally accepted accounting principles, the financial condition of the Company on a consolidated basis for the periods then ended;

(v)	there exist no agreements, options or rights capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares in the capital of the Company, except, pursuant to outstanding employee stock options or except as has been publicly disclosed and as detailed in Schedule “C” hereto or in the Prospectus;

(vi)	the Subsidiaries are the only Subsidiaries of the Company which have any assets or liabilities which are material in the context of the operations of the Company and its Subsidiaries, taken as a whole;

(vii)	the execution and delivery of this agreement, the Warrant Indenture and the Warrant Certificates, the fulfillment of the terms hereof and thereof, the granting by the Company of the Underwriters’ Option and the issue, sale and delivery on the Closing Date of the Purchased Units and the Optioned Units do not and will not result in a breach of and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with, any of the terms, conditions or provisions of the constating documents of the Company or any trust indenture, agreement or instrument to which the Company is a party or by which the Company is contractually bound on the Closing Date, the breach of which would have a material adverse effect on the Company;

(viii)	except as has been disclosed in the notes to the Company’s audited restated consolidated financial statements for the year ended December 31, 2002 or in the Prospectus, there are no actions, suits, proceedings or investigations, whether on behalf of or against the Company or any of the Subsidiaries pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Subsidiaries at law or in equity, before or by any federal provincial municipal or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the Company or any of the Subsidiaries or the condition (financial or otherwise) of the Company and the Subsidiaries taken as a whole, which questions the validity of the issuance and sale, as fully paid and non-assessable, of all or any of the outstanding shares of the Company, or any action taken or to be taken by the Company pursuant to or in conjunction with this agreement;

(ix)	except for the Underwriters, there is no person, firm or corporation acting or purporting to act for the Company, entitled to any commission or brokerage or finder’s fee from the Company in connection with this agreement or any of the transactions contemplated in this agreement;

(x)	they are aware of the restrictions on trading contained in Ontario Securities Commission Policy Statement No. 5.1 and, to the best of their knowledge, believe that they and the Company have complied therewith;

(xi)	all of the representations and warranties given by the Company in this agreement continue to be true and correct as of the Closing Date; and

(xii)	the Company has complied with all material covenants and satisfied, in all material respects, all conditions of this agreement on its part to be complied with up to the Time of Closing.

5.	the Company will have caused a favourable legal opinion to be delivered by its counsel, Fasken Martineau DuMoulin LLP, addressed to the Underwriters and their counsel with respect to such matters as the Underwriters may reasonably request relating to this transaction, acceptable in all reasonable respects to the Underwriters’ counsel, acting reasonably, including to the effect that:

(i)	the Company is existing under the laws of its jurisdiction of amalgamation and has not been dissolved and has all necessary corporate power and authority to carry on its business as presently carried on and to own and lease its assets where such assets are owned or leased;

(ii)	the Company has all necessary corporate capacity and authority to enter into and perform its obligations under this agreement, the Warrant Indenture and the Warrant Certificates, respectively, and to issue and sell the Purchased Units and the Optioned Units;

(iii)	each of this agreement, the Warrant Indenture and the Warrant Certificates, the granting by the Company of the Underwriters’ Option hereunder and the issue of the Warrants has been duly authorized by the Company and this agreement, the Warrant Indenture and the Warrant Certificates have been executed and delivered by the Company and each of this agreement, the Warrant Indenture and the Warrant Certificates, respectively, is legally binding upon the Company and enforceable against the Company in accordance with their respective terms (subject to the usual qualifications);

(iv)	all necessary documents have been filed and all requisite proceedings have been taken and all approvals, permits, consents and authorizations of the appropriate regulatory authorities under Applicable Legislation have been obtained to qualify the distribution in each Jurisdiction of the Purchased Units, the Optioned Units and the common shares and Warrants comprising the Units through investment dealers or brokers that are duly and properly registered in the appropriate category under Applicable Legislation of such Jurisdictions who have complied with the relevant provisions of such Applicable Legislation and the terms of such registration.

(v)	the issuance by the Company of the common shares underlying the Warrants in the Jurisdictions will be exempt from the prospectus and registration requirements of the Applicable Legislation and no document must be filed, proceeding taken or approval, permit, consent or authorization obtained under such laws in connection with the issuance of such underlying common shares provided that such issuance is made in accordance with the terms and conditions of the Warrants, and further provided that: (i) no commission or other remuneration is paid or given to others in respect of such trade except for ministerial, administrative or professional services or for services performed by a registered dealer under such laws; and (ii) at the time of such trade no order, ruling or decision is in effect that has the effect of restricting any such trades or affecting any person who engages in such trade.

(vi)	the first trade by a holder resident in any of the Jurisdictions of the common shares issued pursuant to the Warrants will not be subject to the prospectus requirements of the securities laws of such Jurisdiction provided that (i):

(A)	with respect to a trade in the Provinces of British Columbia, Alberta, Saskatchewan, Ontario, Nova Scotia or Newfoundland, such trade is not a “control distribution” as defined in Multilateral Instrument 45-102 of the Canadian Securities Administrators and, at the time of the trade, the Corporation is a reporting issuer;

(B)	with respect to a trade in the Province of Manitoba, such Common Shares do not form all or a part of, and are not derived from, the holdings of any person, company or any combination of persons or companies holding a sufficient number of any of the securities of the Corporation to materially affect control of the Corporation;

(C)	with respect to a trade in the Province of Quebec, such trade is not a secondary distribution in Quebec as defined in Policy Q-12 of the CVMQ and, at the time of the trade, the Corporation is a reporting issuer in the Province; and

(D)	with respect to a trade in the Province of Prince Edward Island, such trade is not a trade from the holdings of any person, company or combination of persons or companies holding a sufficient number of any securities of the Corporation to affect materially the control of the Corporation;

(ii) at the time of such trade, the Company is a reporting issuer in the Jurisdiction of the trade; and (iii) at the time of such trade no order, ruling or decision is in effect that has the effect of restricting any such trades or affecting any person who engages in such trade;

(vii)	subject to compliance with prudent investment standards, general investment provisions and restrictions and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals and, in certain cases, the filing of such policies, procedures or goals under the statutes referred to in the Prospectus under the heading “Eligibility for Investment” (and, where applicable, the regulations thereunder), the common shares of the Company (but, in the case of the Insurance Act (Ontario), only the Common Shares comprising part of the Units), as of the date hereof, precluded as investments under such statutes;

(viii)	the attributes of the common shares and the Warrants are consistent in all material respects with their description in the Prospectus;

(ix)	the TSX has conditionally approved the listing of all of the Common Shares comprising part of the Purchased Units, and the Optioned Units and the common shares underlying the Warrants (subject to the usual conditions);

(x)	the authorized capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of convertible non-voting shares of which 213,194,651 shares and no convertible non-voting shares were issued and outstanding as of August 6, 2003;

(xi)	that the common shares comprising part of the Purchased Units, and the Optioned Units, the common shares underlying the Warrants have been duly allotted and reserved for issuance by all necessary corporate action on the part of the Company and shall, upon receipt of the consideration therefor, and, in the case of the common shares underlying the Warrants, upon the exercise of the Warrants in accordance with their terms, be issued as fully-paid and non-assessable shares in the capital of the Company;

(xii)	the execution and delivery of this agreement, the Warrant Indenture and the Warrant Certificates, the fulfillment of the terms hereof and thereof respectively, and the issue, sale and delivery on the Closing Date of the Purchased Units and if the Underwriters’ Option is exercised, the Optioned Units, do not and will not result in a breach of and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with, any of the terms, conditions or provisions of the constating documents of the Company; and

(xi)	with respect to such other matters as counsel to the Underwriters may reasonably require in connection with the Offering.

It is understood that the Company’s counsel may rely, where appropriate, as to matters of fact not within their knowledge, on certificates and other documents of officers of the Company, the auditors, and the registrar and transfer agent of the Company, and certificates and other documents of public officials and the TSX and that the opinion may be subject to the usual qualifications and assumptions, and with respect to the laws of Jurisdiction where counsel to the Company is not qualified, on opinions of other counsel to the Company. Where the opinion states a matter is “to counsel’s knowledge” it shall mean that the actual current recollection of those lawyers in the firm who have given substantive legal services to the Company in connection with this transaction have no actual knowledge and received no information which cause them to believe that the statements qualified by that expression are not correct, but does not include constructive knowledge of matters or information. Opinions relating to the Subsidiaries that are governed by the laws of other jurisdictions will be accepted from counsel to the Company in these jurisdictions. In particular, such counsel shall be entitled to rely, as to the opinion expressed in paragraph 5(i) above, upon certificates of status (or the equivalents thereof) and on such other corporate and public records as such counsel shall reasonably deem necessary. Such counsel shall also be entitled to rely, as to the opinion expressed in paragraphs (ix) above on TSX correspondence and in 5(x) above insofar as it relates to the Company’s issued capital, upon a certificate of the Company’s registrar and transfer agent. The Company agrees that the aforesaid legal opinions and certificates delivered at the Time of Closing will also be addressed to the Underwriters’ counsel.

In addition, the Company shall have caused opinions with respect to certain Subsidiaries as agreed between the Underwriters and the Company, in form and substance satisfactory to the Underwriters and their counsel, to be delivered on closing.

6.	There shall be delivered to the Underwriters at the Time of Closing on the Closing Date an opinion of the Company’s special U.S. counsel, Dorsey & Whitney LLP, in form and substance reasonably satisfactory to the Underwriters and their counsel and addressed to each of the Underwriters, to the effect that registration under the United States Securities Act of 1933, as amended, of the Purchased Units and the Optioned Units is not required for the offer and sale thereof in the United States in accordance with the provisions of this agreement.

7.	In consideration for the Underwriters’ services in connection with the Offering, the Company agrees to pay, at the Time of Closing, the Fee.

8.	The Company acknowledges that the Underwriters have not yet completed their due diligence of the Company and may terminate their obligations to purchase the Purchased Units if any of the Underwriters, in their sole discretion, acting reasonably, determine that there has been an undisclosed material fact or change or misrepresentation materially affecting the Company’s affairs.

D.	CLOSING

                 The Offering will be completed at the offices of Fasken Martineau DuMoulin LLP, 1075 West Georgia Street, Vancouver, B.C. at 9:00 a.m. (Toronto time) on August 25, 2003 (the “Time of Closing” and the “Closing Date”, respectively) provided that the Time of Closing and Closing Date may be amended by the Underwriters and the Company by mutual agreement.

                 At the Time of Closing, the Company shall deliver to the Underwriters:

1.	a certificate or certificates representing the securities underlying the Purchased Units duly registered as the Underwriters shall have directed 48 hours prior to the Time of Closing on the Closing Date;

2.	the requisite legal opinions and certificates and covenants as contemplated above;

3.	such further documentation as may be contemplated herein or as counsel to the Underwriters or the applicable regulatory authorities may reasonably require; and

4.	directions to the Underwriters respecting the retention of the Fee and deducting same from the gross proceeds payable to the Company on the Closing Date,

against payment of the net proceeds of the Offering by wire transfer in accordance with the direction of the Company.

                 All terms and conditions of this agreement shall be construed as conditions and any breach or failure to comply with any such terms and conditions in favour of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Purchased Units by written notice to that effect given to the Company prior to the Time of Closing on the Closing Date. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

E.	MATERIAL CHANGES

                 If after the date hereof and during the period of the distribution of the Purchased Units and the Optioned Units:

(a)	there occurs any material change or material changes in respect of the Company and its Subsidiaries, taken as a whole;

(b)	there occurs any change in any material fact contained in the Preliminary Prospectus, Final Prospectus or any Supplementary Material; or

(c)	any new material fact arises which would, under the securities legislation of any of the Jurisdictions, require an amendment to the Preliminary Prospectus, Final Prospectus or any Supplementary Material,

the Company shall:

(d)	promptly notify the Underwriters, in writing, providing full particulars of any such change;

(e)	if required by applicable law, prepare and deliver to each purchaser of Purchased Units and the Optioned Units an amendment to the Preliminary Prospectus or Final Prospectus, as the case may be;

(f)	file or cause to be filed with reasonable promptness, and in any event within any statutory limitation period therefor, any document required to be filed with any regulatory body having jurisdiction and comply with all requirements of any applicable securities legislation of such jurisdiction; and

(g)	comply with all legal requirements necessary to continue to qualify the Purchased Units and the Optioned Units for distribution in the Jurisdictions.

                 The Company shall in good faith discuss with the Underwriters any change in circumstances (actual, proposed or prospective) in respect to which there is reasonable doubt whether written notice should be given to the Underwriters pursuant to this section and shall consult with the Underwriters with respect to the form and content of any Supplementary Material proposed to be issued or filed by the Company as a result of such change prior to the issuance or filing thereof.

                 In this Agreement, the terms "material change", "material fact", "misrepresentation" and "distribution" have the respective meanings ascribed thereto in the B. C. Act.

F.	TERMINATION RIGHTS

                 In addition to any other remedies which may be available to the Underwriters, the Underwriters or any Underwriter shall be entitled, at its option to terminate and cancel, without any liability on such Underwriter’s part, its obligations under this agreement to purchase the Purchased Units, by giving written notice to the Company at any time through to the Time of Closing on the Closing Date under the following conditions:

(i)	Any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX, the AMEX or any securities regulatory authority (other than any such inquiry, action, suit investigation or other proceeding or order relating solely to the Underwriters) or any law or regulation is enacted or changed which in the opinion of the Underwriters, or any of them acting reasonably, operates to prevent or restrict the trading of the common shares of the Company or materially and adversely affects or will materially and adversely affect the market price or value of the common shares of the Company; or (ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which in the opinion of the Underwriters, or any of them, seriously adversely affects, or would be expected to seriously adversely affect, the financial markets in Canada or the United States or the business, operations or affairs of the Company and its subsidiaries taken as a whole.

(ii)	If there shall occur any material change in the affairs of the Company, or change in any material fact or there should be discovered any previously undisclosed material change or material fact (other than a material fact related solely to the Underwriters) required to be disclosed in the Final Prospectus or there should occur a change (other than a change related solely to the Underwriters) in a material fact contained in the Final Prospectus, in each case which, in the opinion of the Underwriters (or any of them), acting reasonably, has or would be expected to have a significant adverse effect on the market price or value of the common shares of the Company.

                 The applicable Underwriter shall make reasonable efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in clauses (i) and (ii) of this termination right, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of such Underwriter to exercise this right at any time through to the Time of Closing. Provided that, notwithstanding the foregoing in order to be effective, the termination right contained in clause (ii) above must be exercised within two (2) business days after receiving notice or otherwise becoming aware of the events giving rise to the alleged material adverse change.

                 The rights of termination contained in this Part F may be exercised by any of the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or noncompliance by the Company in respect of any of the matters contemplated by this agreement.

                 If the obligations of any of the Underwriters are terminated under this agreement pursuant to this termination right, the Company’s liability to such Underwriter shall be limited to the Company’s obligations under the “Indemnity”, “Contribution” and “Expenses” provisions of this agreement.

G.	INDEMNITY

                 The Company covenants and agrees to indemnify the Underwriters, and their respective directors, officers, employees and agents (individually, an “Indemnified Party” and collectively, the “Indemnified Parties”), against all losses (other than a loss of profits), claims, damages, liabilities, costs or expenses caused or incurred by reason of:

1.	any statement, other than a statement relating solely to, or provided solely by, the Underwriters, contained in a Prospectus (including any documents incorporated therein by reference) or in any Supplemental Material that has been filed by or on behalf of the

Company under the Applicable Legislation or under the comparable laws of the United States which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation (as defined in the B.C. Act); or

2.	any order made or inquiry, investigation or proceeding commenced or threatened by any securities commission or other competent authority based upon any misrepresentation (as defined in the B.C. Act) or alleged misrepresentation in the Prospectus (or any document incorporated therein by reference), other than a statement relating solely to, or provided solely by, the Underwriters, which prevents or restricts the trading in the Purchased Units, the Optioned Units, or the common shares and warrants comprising the Purchased Units or the Optioned Units or the distribution or distribution to the public, as the case may be, of the Purchased Units, the Optioned Units or the common shares and Warrants comprising the Purchased Units or the Optioned Units in any of the Jurisdictions or in the United States,

except where such losses, claims, damages, liabilities, costs or expenses arose primarily from the negligence or willful misconduct of the Indemnified Party.

                 To the extent that any Indemnified Party is not a party to this agreement, the Underwriters shall obtain and hold the right and benefit of the above-noted indemnity in trust for and on behalf of such Indemnified Party and the Company hereby consents to the enforcement by such non-signatory of its rights hereunder.

                 If any matter or thing contemplated by this Section shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Company as soon as possible of the nature of such claim and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to such Indemnified Party and that no admission of liability or settlement may be made by the Company or such Indemnified Party without the prior written consent of the other, acting reasonably.

                 In any such claim, such Indemnified Party shall have the right to retain other counsel to act on such Indemnified Party’s behalf provided that the fees and disbursements of such other counsel shall be paid by such Indemnified Party, unless: (i) the Company and such Indemnified Party mutually agree to retain other counsel; or (ii) such Indemnified Party reasonably believes that the representation of the Company and such Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests, in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred.

                 The rights of indemnity contained in this Section shall not enure to the benefit of any Indemnified Party if the Underwriters were provided with a copy of any amendment or supplement to the Preliminary Prospectus, the Final Prospectus or Supplementary Material which corrects any untrue statement or omission or alleged omission which is the basis of a claim by such Indemnified Party and which is required, under the applicable securities legislation or regulations, to be delivered to such Indemnified Party.

H.	CONTRIBUTION

                 In the event that the indemnity provided for above is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (except loss of profits or consequential damages) of the nature provided for above such that the Underwriters shall be responsible for that portion represented by the percentage that the Fee payable by the Company to the Underwriters bears to the gross proceeds realized from the Offering under the Prospectus whether or not the Underwriters have been sued together or separately and the Company shall be responsible for the balance, provided that, in no event, shall any Underwriter be responsible for any amount in excess of the portion of the Fee actually received by it. In the event that the Company is held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Company shall be limited to contribution from an Underwriter in an amount not exceeding the lesser of: (a) the portion of the full amount of losses, claims, costs, damages, expenses, liabilities, giving rise to such contribution for which each Underwriter is responsible, as determined above; and (b) the amount of the Fee actually received by such Underwriter. Notwithstanding the foregoing, a person guilty of fraudulent misrepresentation shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section, notify such party or parties from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this agreement unless such notice shall have been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section. The right to contribution provided in this Section shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

I.	EXPENSES

                 All expenses incurred from time to time in connection with the Offering including, without limitation, the qualification for distribution of the Purchased Units and the Optioned Units and the common shares and Warrants comprising the Purchased Units, and all matters herein set forth (including the fees and disbursements of the Company’s Canadian and U.S. counsel and the reasonable expenses of the Underwriters, including the reasonable legal fees and expenses of legal counsel to the Underwriters (subject to a maximum of $50,000 exclusive of GST and disbursements in respect of the fees of Cassels Brock & Blackwell LLP, counsel to the Underwriters), printing costs and filing fees), shall be borne by the Company.

J.	ACTION BY UNDERWRITERS

                 All steps which must or may be taken by the Underwriters in connection with this agreement, with the exception of the matters relating to termination contemplated by Section F or matters relating to indemnity and contribution contemplated by Sections G and H, may be taken by Orion on behalf of itself and the remaining Underwriters and the execution and delivery of this agreement by the Company and the Underwriters shall constitute the Company’s authority for accepting notification of any such steps from, and for delivery of the definitive documents constituting the Purchased Units and, if the Underwriters’ Option is exercised, the Optioned Units, to Orion. Orion agrees to consult with the other Underwriters with respect to all material matters.

K.	LIABILITY OF UNDERWRITERS

                 The obligations of the Underwriters to purchase the Purchased Units in connection with the Offering at the Time of Closing on the Closing Date shall be several (and not joint or joint and several) and shall be as to the following percentages of the Purchased Units to be purchased at that time:

Name of Underwriter	Percentage

Orion Securities Inc.	27.5%
National Bank Financial Inc.	16.0%
Sprott Securities Inc.	16.0%
TD Securities Inc.	16.0%
BMO Nesbitt Burns Inc.	8.0%
CIBC World Markets Inc.	8.0%
Salman Partners Inc.	3.0%
Westwind Partners Inc.	3.0%
Research Capital Corporation	2.5%

                 Nothing in this agreement shall oblige any U.S. affiliate of any of the Underwriters to purchase the Purchased Units or Optioned Units. Any U.S. broker dealer who makes any offers of the Units to Substituted Purchasers will do so solely as an agent for an Underwriter and the Company, and all sales of the Purchased Units or Optioned Units in the United States shall be made by the Company pursuant to Rule 506 of Regulation D promulgated under the United States Securities Act of 1933, as amended.

                 If any of the Underwriters shall fail to purchase its applicable percentage of the total number of Purchased Units at the Time of Closing on the Closing Date pursuant to the Offering and such failure shall constitute a default in its obligations under this agreement, then the other Underwriters shall be relieved of their obligations hereunder on submission to the Company of reasonable evidence of their ability and willingness to fulfil their obligations hereunder at the Time of Closing on the Closing Date; provided that, notwithstanding the provisions of this paragraph, any Underwriter not in default of its obligations under this agreement may, but shall not be obligated to, purchase the Purchased Units which the Underwriter in default was to have purchased. Nothing in this paragraph shall oblige the Company to sell to any or all of the Underwriters less than all of the aggregate amount of the Purchased Units or shall relieve any of the Underwriters in default hereunder from liability to the Company.

L.	GOVERNING LAW; TIME OF THE ESSENCE

                 This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Time shall be of the essence hereof.

M.	SURVIVAL OF WARRANTIES, REPRESENTATIONS, COVENANTS AND AGREEMENTS

                 All warranties, representations, covenants and agreements of the Company and the Underwriters herein contained or contained in documents submitted or required to be submitted pursuant to this agreement shall survive the purchase of the Purchased Units and the Optioned Units and shall continue in full force and effect for a period of three years from the Closing Date for the benefit of the Underwriters or the Company, as the case may be, regardless of the closing of the sale of the Purchased Units and the Optioned Units and regardless of any investigation which may be carried on by the Underwriters or the Company, as the case may be, or on such party’s behalf. Notwithstanding the foregoing, the provisions contained in this agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect for a period of six years from the Closing Date.

N.	NOTICES

                 All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by telecopier, as follows:

if to the Company at:

Suite 920
1055 West Hastings Street
Vancouver, B.C
V6E 2E9

Attention:	Paul Wright
Telecopy No.:	(604) 687-4026

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
1075 West Georgia Street
Vancouver, B.C
V6E 3C9

Attention:	Lata Casciano
Telecopy No.:	(604) 632-4746

and with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, WA	98101

Attention:	Randal R. Jones
Telecopy No.:	(206) 903-8820

if to the Underwriters at:

Orion Securities Inc.
BCE Place
181 Bay Street
Suite 3100
Toronto, Ontario
M5J 2T3

Attention:	Doug Bell
Telecopy No.:	(416) 864-1043

National Bank Financial Inc.
130 King Street West
The Exchange Tower
Suite 3200, P.O. Box 21
Toronto, Ontario
M5X 1J9

Attention:	William Washington
Telecopy No.:	(416) 869-6575

Sprott Securities Inc.
South Tower
Suite 3450, P.O. Box 63
Toronto, Ontario
M5J 2J2

Attention:	Darren Wallace
Telecopy No.:	(416) 943-6496

TD Securities Inc.
66 Wellington Street West
Toronto-Dominion Tower, 8th Floor
Toronto, Ontario
M5K 1A2

Attention:	Peter Grosskopf
Telecopy No.:	(416) 946-6496

BMO Nesbitt Burns Inc.
1 First Canadian Place
4th Floor
P.O. Box 150
Toronto, Ontario
M5X 1H3

Attention:	Jamie Rogers
Telecopy No.:	(416) 359-4459

CIBC World Markets Inc.
400 Burrard Street
12th Floor
Vancouver, British Columbia
V6C 3A6

Attention:	Gunnar Eggertson
Telecopy No.:	(604) 891-6330

Salman Partners Inc.
2230 - 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention:	Alan C. Herrington
Telecopy No.:	(604) 685-2471

Westwind Partners Inc.
70 York Street
10th Floor
Toronto, Ontario
M5J 1S9

Attention:	David Beatty
Telecopy No.:	(416) 815-1808

Research Capital Corporation
222 Bay Street
Suite 1500
Ernst & Young Tower
Toronto-Dominion Centre
Toronto, Ontario
M5K 1J5

Attention:	Daniel F. Hachey
Telecopy No.:	(416) 860-7674

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Attention:	Jeffrey P. Roy
Telecopy No.:	(416) 640-3164

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or upon receipt of a telecopier transmission confirmation during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided above of any change of address or telecopier number.

O.	ENTIRE AGREEMENT

                 This agreement and the other documents herein referred to constitute the entire agreement between the parties relating to the subject matter hereof and supersede all prior agreements between the parties hereto with respect to their respective rights and obligations in respect of the Offering.

P.	COUNTERPART SIGNATURE

                 This agreement may be executed in one or more counterparts (by original or facsimile signature) which, together, shall constitute an original copy hereof as of the date first noted above.

Q.	PRESS RELEASES

                 To deal with the possibility that the Purchased Units or the Optioned Units may be sold to United States purchasers, the Company covenants and agrees that the press release announcing the Offering distributed in the United States shall not identify the Underwriters, and shall otherwise comply with the advice to be received by the Company from its United States counsel.

R.	LANGUAGE

                 The parties hereby acknowledge that they have expressly required this agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English Language only. Les parties reconnaissent avoir expressement demandé que la présente convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

S.	ACCEPTANCE

                 If this agreement accurately reflects the terms of the transactions which the Underwriters and the Company are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier one originally executed copy to Orion (Attention: Doug Bell), whereupon this letter and your acceptance shall constitute a binding agreement between the Company and the Underwriters.

Yours very truly,

ORION SECURITIES INC	NATIONAL BANK FINANCIAL INC.

Per: "Douglas Bell"	Per: "William Washington"
Douglas Bell	William Washington

SPROTT SECURITIES INC	TD SECURITIES INC.

Per: "Darren J. Wallace"	Per: "Peter Grosskopf"
Darren J. Wallace	Peter Grosskopf

BMO NESBITT BURNS INC	CIBC WORLD MARKETS INC.

Per: "Jamie Rogers"	Per: "Gunnar Eggertson"
Jamie Rogers	Gunnar Eggertson

SALMAN PARTNERS INC	WESTWIND PARTNERS INC.

Per: "Alan C. Herrington"	Per: "David Beatty"
Alan C. Herrington	David Beatty

RESEARCH CAPITAL CORPORATION

Per: "Daniel F. Hachey"
Daniel F. Hachey

                 The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to as of the date first above written.

ELDORADO GOLD CORPORATION

Per: “Paul Wright”
Paul Wright
Chief Executive Officer

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

                 As used in this Schedule A, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)	“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Purchased Units or Optioned Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Purchased Units or Optioned Units;

(b)	“Foreign Issuer” shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting trust certificates or depositary receipts by resident of the Unites States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c)	“General Solicitation or General Advertising” means “general solicitation or general advertising”, as used under Rule 502(c) of Regulation D under the 1933 Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)	“Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a) of Regulation D;

(e)	“Regulation D” means Regulation D adopted by the SEC under the 1933 Act;

(f)	“Regulation S” means Regulation S adopted by the SEC under the 1933 Act;

(g)	“SEC” means the United States Securities and Exchange Commission;

(h)	“Securities” means the Units, the Warrants and the common shares underlying the Warrants.

(i)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

(j)	“1933 Act” means the United States Securities Act of 1933, as amended;

(k)	“U.S. Affiliate” means an affiliated U.S. broker-dealer of an Underwriter and “U.S. Affiliates” means collectively, the U.S. Affiliates of the Underwriters;

(l)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(m)	“U.S. Person” means a U.S. person as that term is defined in Regulation S;

(n)	“U.S. Placement Memorandum” means an offering memorandum prepared to offer the Units, if any, privately in the United States without registration under the 1933 Act pursuant to Rule 506 of Regulation D;

(o)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

(p)	“Units” means securities of the Company offered in the Offering consisting of one common share in the capital of the Company and one-half of a Warrant, including the Purchased Units and the Optioned Units.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Units have not been and will not be registered under the 1933 Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the 1933 Act and state securities laws. Accordingly, each Underwriter represents, warrants and covenants to the Company that:

1.	It has not offered and sold, and will not offer and sell, any Units forming part of its allotment described in Section K of the Underwriting Agreement except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) Units sold by the Company to Substituted Purchasers in the United States in accordance with Rule 506 of Regulation D as provided in paragraphs 2 through 12 below. Accordingly, neither the Underwriter nor any of its affiliates nor any persons acting on its behalf, has made or will make (except as permitted in paragraphs 2 through 12 below) (i) any offer to sell or any solicitation of an offer to buy, any Units to any person in the United States, (ii) any sale of Units to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Securities.

2.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units, except with its affiliates, any selling group members or with the prior written consent of the Company. It shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

3.	All offers of in the United States shall be made through a U.S. Affiliate in compliance with all applicable U.S. broker-dealer requirements, and all sales of Units in the United States shall be made by the Company to Substituted Purchasers designated by one of the U.S. Affiliates.

4.	Offers and sales of Units in the United States shall not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

5.	Any offer, sale or solicitation of an offer to buy Units that has been made or will be made in the United States was or will be made only to Accredited Investors in accordance with Rule 506 of Regulation D.

6.	Immediately prior to soliciting such offerees, the Underwriter, its affiliates and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree was an Accredited Investor, and at the time of completion of each sale to a person in the United States or a U.S. Person, the Underwriter, its affiliates, and any person acting on its or their behalf will have reasonable grounds to believe and will believe, that each purchaser designated by such Underwriter or its U.S. Affiliate to purchase Purchased Units or Optioned Units from the Company as a Substituted Purchaser is an Accredited Investor.

7.	All purchasers of Units in the United States or that are U.S. Persons shall be informed that the Shares have not been and will not be registered under the 1933 Act and are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the 1933 Act provided by Regulation D or another exemption from registration thereunder.

8.	Each purchaser of Units in the United States or that is a U.S. Person will execute a subscription agreement with the Corporation in form and substance satisfactory to the Corporation and Underwriters in the form attached hereto as Appendix I.

9.	Each offeree in the United States shall be provided, prior to time of purchase of any Units, with a copy of the U.S. private placement offering memorandum (the “U.S. Placement Memorandum”) attached to a copy of the Final Prospectus.

10.	At least one business day prior to the Time of Delivery, the transfer agent will be provided with a list of all purchasers of the Purchased Units and Optioned Units in the United States.

11.	At closing, the Underwriters together with the U.S. Affiliates, will provide a certificate, substantially in the form of Appendix II, relating to the manner of the offer and sale of the Purchased Units and Optioned Units in the United States.

12.	Neither the Underwriter, its affiliates or any person acting on its behalf (other than the Company, its affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities.

Representations, Warranties and Covenants of the Company

                 The Company represents, warrants, covenants and agrees that:

1.	The Company is a Foreign Issuer within the meaning of Regulation S and there is no Substantial U.S. Market Interest in the Units.

2.	The Company is not, and as a result of the sale of the Purchased Units and Optioned Units contemplated hereby will not be, an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

3.	Except with respect to offers and sales to Accredited Investors in reliance upon an exemption from registration under Section 4(2) of the 1933 Act, neither the Company nor any of its affiliates, nor any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Units to a person in the United States; or (B) any sale of Units unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

4.	During the period in which the Securities are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States, or has taken or will take any action that would cause the exemption afforded by Section 4(2) of the 1933 Act, Rule 506 of Regulation D or Regulation S to be unavailable for offers and sales of the Units, pursuant to this Agreement or which would constitute a violation of Regulation M of the Securities and Exchange Commission under the U.S. Exchange Act.

5.	None of the Company, any of its affiliates or any person acting on its or their behalf have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Purchased Units and Optioned Units in the United States.

6.	None of the Company or any of its affiliates or any persons acting on their behalf has offered or sold, or will offer or sell, any of the Purchased Units and Optioned Units in the United States or to U.S. Persons, except for offers and sales made through the Underwriters and their in compliance with this Schedule “A”.

7.	The Company has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities, and will not within six months after the Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Units and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Units.

8.	Neither the Company nor any of the predecessors or affiliates thereof has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D concerning the filing of notice of sales on Form D.

APPENDIX I
TO SCHEDULE “A”

U.S. Subscription Agreement

To:	Eldorado Gold Corporation

And To:	Orion Securities Inc.	CIBC World Markets Inc.
	National Bank Financial Inc.	Salman Partners Inc.
	Sprott Securities Inc.	Westwind Partners Inc. and
	TD Securities Inc.	Research Capital Corporation
BMO Nesbitt Burns Inc.
(collectively, the "Underwriters")

And To:	[U.S. Affiliates] (collectively, the "U.S. Affiliates")

Re:	Subscription to Purchase Units of Eldorado Gold Corporation

1.     The undersigned hereby irrevocably subscribes for and agrees to purchase from Eldorado Gold Corporation (the “Company”) the number of units (the “Units”) of the Company for the aggregate consideration (the “Subscription Price”), representing a subscription price of Cdn$3.10 per Unit, set forth in Section 5 below. Each Unit is comprised of one common share of the Company (a “Common Share”) and one half of one share purchase warrant. Each whole share purchase warrant (a “Warrant”) will entitle the holder to purchase one additional Common Share for a period of one year at a price of Cdn$4.10 per Common Share. Together, the Units, the Common Shares and Warrants comprising the Units and the Common Shares underlying the Warrants are referred to herein as the “Securities.”

2.     The undersigned acknowledges that this subscription is subject to acceptance by the Company. The Company may also accept this subscription in part. The undersigned agrees that if this subscription is not accepted in full, any funds related to the portion of this subscription not accepted will be returned to the undersigned, without interest.

3.     By executing this subscription, the undersigned represents, warrants and covenants to the Company, the Underwriters and [the U.S. Affiliates] (and acknowledges that the Company, the Underwriters and the U.S. Affiliates are relying thereon) that:

(a)	it is authorized to consummate the purchase of the Units;

(b)	it understands that the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any applicable state securities laws and that the offer and sale of Securities to it is being made in reliance on a private placement exemption available under Rule

506 of Regulation D to Accredited Investors (as such term is defined on Annex A hereto, “Accredited Investors”);

(c)	it has received a copy, for its information only, of the Canadian Final Short-Form Prospectus dated •, together with a U.S. covering memorandum, relating to the offering in the United States of the Units and it has had access to such additional information, if any, concerning the Company as it has considered necessary in connection with its investment decision to acquire the Units;

(d)	it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Units and is able to bear the economic risks of such investment;

(e)	it is purchasing the Units for its own account or for the account of one or more persons for investment purposes only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Securities in the United States or to U.S. persons; provided, however, that the holder may sell or otherwise dispose of any of the Common Shares pursuant to registration thereof pursuant to the 1933 Act and any applicable state securities laws or under an exemption from such registration requirements;

(f)	it is an Accredited Investor and is acquiring the Securities for its own account or for the account of an Accredited Investor as to which it exercises sole investment discretion;

(g)	it acknowledges that it has not purchased the Units as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the 1933 Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(h)	it agrees that if it decides to offer, sell or otherwise transfer any of the Securities, such Securities may be offered, sold or otherwise transferred only, (i) to the Company, (ii) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act; (iii) within the United States in accordance with the exemption from registration under the 1933 Act provided by Rule 144 thereunder, if applicable, and in compliance with any applicable state securities laws; or (iv) in a transaction that does not require registration under the 1933 Act or any applicable United States state laws and regulations governing the offer and sale of securities, and has therefore furnished to the Company an opinion of counsel recognized standing reasonably satisfactory to the Company;

(i)	it understands that the Warrants may not be exercised in the United States or by or on behalf of a U.S. person (as defined in Regulation S under the 1933 Act) unless exercised by the undersigned at such time as the representations and warranties made by the undersigned in this subscription agreement are then true and correct, or the purchaser has provided the Company with an opinion of counsel to the effect that the exercise of the Warrants by the holder is not subject to registration under the 1933 Act or the securities laws of any state of the United States, and it understands that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, the certificates representing the Warrants will bear a legend to such effect;

(j)	it hereby agrees and consents by acceptance hereof that the certificate or certificates representing the Warrants shall be impressed with a legend reciting that the exercise thereof is restricted, substantially in the following form:

“ THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE 1933 ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT.”

(k)	it has been independently advised as to the applicable hold period and restrictions with respect to trading imposed in respect of the Securities, by securities legislation in the jurisdiction in which it resides, and confirms that no representation has been made respecting the applicable hold periods for the Securities and is aware of the risks and other characteristics of the Securities and of the fact that the undersigned may not be able to resell the Securities except in accordance with applicable securities legislation and regulatory policy;

(l)	it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing Common Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

“ THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B)

OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) IN COMPLIANCE WITH CERTAIN OTHER PROCEDURES SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. IF, AT ANY TIME WHEN THE CORPORATION IS A “FOREIGN ISSUER” AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT, THESE SECURITIES ARE BEING SOLD IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA, AS REGISTRAR AND TRANSFER AGENT OF THE COMPANY, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT.”;

provided, that if securities are being sold under paragraph (h)(ii) above and in compliance with Canadian local laws and regulations, and provided that the Company is a “Foreign Issuer” within the meaning of Regulation S at the time of sale, any such legend may be removed by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent, to the effect set forth in Annex B hereto (or as the Company may prescribe from time to time); and provided, further, that, if any such securities are being sold under paragraph (h)(iii) above, the legend may be removed by delivery to Computershare Trust Company of Canada and the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(m)	it consents to the Company making a notation on its records or giving instructions to any transfer agent of the securities underlying the Units in order to implement the restrictions on transfer set forth and described herein;

(n)	the office or other address of the undersigned at which the undersigned received and accepted the offer to purchase the Units is the address listed in Section 5 below;

(o)	it understands and acknowledges that the Company is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission

A-10-

or with any state securities administrator any registration statement in respect of resales of the Securities in the United States;

(p)	it understands and acknowledges that the Company is not obligated to remain a “foreign issuer” within the meaning of Regulation S under the 1933 Act; and

(q)	if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Securities.

                 The undersigned acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by you in determining its eligibility to purchase the Units. By this agreement the undersigned represents and warrants that the foregoing representations and warranties are true at the closing time with the same force and effect as if they had been made by it at the closing time and that they shall survive the purchase by it of the Units and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of Units.

4.     You are irrevocably authorized to produce this agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

5.     The contract arising out of the acceptance of this subscription by the Company shall be governed by and construed in accordance with the laws of the province of British Columbia and the laws of Canada applicable in the province of British Columbia and represents the entire agreement of the parties hereto relating to the subject matter hereof.

6.     The Company, the Underwriters, and the U.S. Affiliate shall be entitled to rely on delivery of a facsimile copy of this Subscription Agreement, and acceptance by the Company of a facsimile copy of this Subscription Agreement shall create a legal, valid and binding agreement among the undersigned, the Company, the Underwriters and the U.S. Affiliate in accordance with the terms hereof.

7.     Registration of the certificate(s) representing the Units should be made as follows (if space is insufficient, attach a list):

Name:
Address:

Number of Units Purchased:
Total Purchase Price:

6.     A certified cheque or bank draft in the amount set forth above accompanies this letter.

                 The certificate(s) representing the securities underlying Units should:

*	( ) be mailed by registered mail to the registered holder(s) at the address set forth in the prior paragraph; or

*	( ) be made available to be picked up at the principal office of the Company's Registrar and Transfer Agent in the City of Toronto, Ontario.

*Please check one box, failing which such certificate will be mailed by registered mail to the registered holder(s) as described above.

Dated:
By:
Name:
Title:

ACCEPTANCE

The Company hereby accepts the above subscription as of this ____ day of _________________, 2003.

ELDORADO GOLD CORPORATION
Per:
Its:

DEFINITION OF ACCREDITED INVESTOR

“Accredited Investor” means any entity which comes within any of the following categories:

1.	A bank, as defined in Section 3(a)(2) of the 1933 Act, whether acting in its individual or fiduciary capacity; or

2.	A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act, whether acting in its individual or fiduciary capacity; or

3.	A broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; or

4.	An insurance company as defined in Section 2(13) of the 1933 Act; or

5.	An investment company registered under the United States Investment Company Act of 1940; or

6.	A business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940; or

7.	A small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958; or

8.	A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000; or

9.	An employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors; or

10.	A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940; or

11.	An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of U.S. $5,000,000; or

12.	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer; or

13.	A natural person whose individual net worth, or joint net worth with that person’s spouse, at the date hereof exceeds U.S.$1,000,000; or

14.	A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person’s spouse in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

15.	A trust, with total assets in excess of U.S.$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the 1933 Act; or

16.	Any entity in which all of the equity owners meet the requirements of at least one of the above categories.

ANNEX B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Trust Company of Canada
as registrar and transfer agent
for Common Shares and Warrants of
Eldorado Gold Corporation
Suite 920
1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Attention: Paul Wright

The undersigned (a) acknowledges that the sale of the securities of Eldorado Gold Corporation (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”) and (b) certifies that (1) the undersigned is not an affiliate of the Company (as that term is defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a “Designated Offshore Securities Market” as defined in Rule 902 of Regulation S under the 1933 Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities of the Company and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated:
Name of Seller

By:
Name:
Title:

APPENDIX II
TO SCHEDULE “A”

UNDERWRITERS’ CERTIFICATE

                 In connection with the private placement in the United States of units, each unit consisting of one common share and one-half of a share purchase warrant (the “Units”) of Eldorado Gold Corporation (the “Company”) pursuant to the Underwriting Agreement dated August 8, 2003, among the Company and the Underwriters named therein (the “Underwriting Agreement”), the undersigned does hereby certify as follows:

(i)	each U.S. affiliate of each Underwriter (a “U.S. Underwriter”) who offered or sold Units in the United States is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and is in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

(ii)	all offers and sales of Purchased Units and Optioned Units in the United States were made to Accredited Investors (as defined below) by all U.S. Underwriters;

(iii)	all offers and sales of Purchased Units and Optioned Units in the United States have been effected in accordance with all applicable U.S. broker-dealer requirements;

(iv)	each offeree in the United States was provided with a copy of the U.S. Placement Memorandum which included the Final Prospectus filed in Canada for the offering of the Purchased Units and Optioned Units;

(v)	immediately prior to transmitting the U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was an “accredited investor” as defined in Rule 501(a) of Regulation D (an “Accredited Investor”) under the Securities Act of 1933, as amended (the “1933 Act”), and, on the date hereof, we continue to believe that each U.S. person purchasing Units from us is an Accredited Investor;

(vi)	no form of general solicitation or general advertising (as those terms are used in Regulation D under the 1933 Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Purchased Units and Optioned Units in the United States or to U.S. persons;

(vii)	the offering of the Purchased Units and Optioned Units in the United States has been conducted by us through our U.S. affiliates in accordance with the terms of the Underwriting Agreement; and

(viii)	prior to any sale of Units in the United States we caused each U.S. purchaser to execute a U.S. Subscription Agreement in the form of Appendix I to Schedule “A” to the Underwriting Agreement.

                 Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __ day of August, 2003.

ORION SECURITIES INC.	[U.S. AFFILIATE]

By:	By:
Name:	Name:
Title:	Title:

SCHEDULE “B”

SUMMARY OF CORPORATE STRUCTURE

Name of Material	Jurisdiction of	Percentage of Voting
Subsidiary	Incorporation	Securities Held(1)

Sao Bento Holdings Ltd.	Bermuda	100%
Sao Bento Gold Company Limited	British Virgin Islands	100%
Amira Participacaoes S.A	Brazil	100%
GIC Industria El Comercio Ltda	Brazil	100%
Amcor S.A	Brazil	100%
Sao Bento Mineracao S.A	Brazil	100%
Solcourt N.V	Netherlands Antiles	100%
S.G. Resources B.V	Netherlands	100%
Tuprag Metal Madencilik Sanayi ve
Ticharet Limited Sirketi	Turkey	100%
Candalaria Holdings Limited	BVI	100%
Candalaria Pesquisas S.A	Brazil	100%
Unamgen Mineração Metalurgia S.A	Brazil	100%
Aurizona Goldfields Corporation	Canada	50%
Mineração Aurizona S.A	Brazil	50%

(1)	Shares in the subsidiaries are 100% beneficially owned by the Company or a wholly-owned subsidiary. 1% of the shares of a subsidiary may be held by a nominee shareholder.

B-2

SCHEDULE “C”
ELDORADO GOLD CORP.
Stock Option Summary
Available to Grant
August 6, 2003

Available to Grant Under Employee Plan	10,200,000
Available to Grant Under Directors & Officers Plan	7,000,000
Total Available Under All Plans	17,200,000

Exercised under all plans	6,134,142

Total Remaining in Reserve	11,065,858

Total Granted and Outstanding at August 6, 2003 - Employee Plan	1,577,500
Total Granted and Outstanding at August 6, 2003 - D & O Plan	2,663,000

Total Granted Under All Plans	4,240,500

Total Available to Grant - Employee Plan	2,875,358
Total Available to Grant - D & O Plan	3,950,000

Total Available to Grant Under All	6,825,358

Outstanding Stock Options – August 6, 2003

Number	Price	Expiry Date

200,000	0.40	December 22, 2003
488,000	0.50	April 11, 2004
200,000	0.65	August 30, 2004
10,000	0.80	January 30, 2005
100,000	0.70	July 13, 2005
50,000	0.51	May 29, 2006
70,000	0.24	July 30, 2006
100,000	0.27	October 23, 2006
20,000	0.26	December 6, 2006
1,067,500	0.71	February 4, 2007
145,000	0.70	February 25, 2007
75,000	0.71	March 4, 2007
65,000	1.32	August 31, 2007
250,000	1.46	September 30, 2007
600,000	1.96	January 14, 2008
100,000	2.25	February 10, 2008
400,000	2.13	February 11, 2008
300,000	1.90	April 29, 2008
4,240,500

SCHEDULE “C”
(CONTINUED)

DETAILS OF OUTSTANDING CONVERTIBLE SECURITIES

ELDORADO GOLD CORPORATION
Convertible Securities
August 6, 2003

	Number of Shares	Conversion Price (Cdn)	Expiry Date
Warrants - December 23, 2002	14,240,225	$2.00	December 23, 2003
Stock Options	4,240,500	Various*	Various*
US$ Convertible Debentures	2,815,384		Nov. 1, 2004
TOTAL	21,296,109

* See Stock Summary Sheet